AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 2004.
REGISTRATION NO. 333-34294

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 7
TO
FORM SB-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

COLLEGIATE PACIFIC INC.

(Name of small business issuer in its charter)

DELAWARE	5091	22-2795073
(State of other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or	Classification Code Number)	Identification No.)
organization)

13950 SENLAC DRIVE, SUITE 100		MICHAEL J. BLUMENFELD
DALLAS, TEXAS 75234		CHIEF EXECUTIVE OFFICER
972. 243.8100		13950 SENLAC DRIVE, SUITE 100
(Address and telephone number of principal		DALLAS, TEXAS 75234
executive offices and principal place of		972. 243.8100
business)		(Name, address and telephone number
of agent for service)
COPIES TO:
Michael R. Dorey
Lidji & Dorey,
A Professional Corporation
500 North Akard Street
Suite 3500
Dallas, Texas 75201
214.774.1230

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [   ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [   ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [   ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1993, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Pursuant to Rule 429, this is a combined registration statement that relates to the securities previously registered by Form SB-2 Registration Statement, No. 333-64471, effective as of October 26, 1998, and the securities being registered by this registration statement.

COLLEGIATE PACIFIC INC.
CROSS REFERENCE SHEET

	FORM SB-2 ITEM NO. AND CAPTION	PROSPECTUS CAPTION
Item 1.	Front of Registration Statement and Outside Front Cover of prospectus	Outside Front Cover
Item 2.	Inside Front Cover and Outside Back Cover Pages of prospectus	Inside Front and Outside Back Cover Pages
Item 3.	Summary Information and Risk Factors	Summary, Risk Factors
Item 4.	Use of Proceeds	Use of Proceeds
Item 5.	Determination of Offering Price	Not Applicable
Item 6.	Dilution	Not Applicable
Item 7.	Selling Stockholders	Selling Stockholders
Item 8.	Plan of Distribution	Plan of Distribution
Item 9.	Legal Proceedings	The Company — Legal Proceedings
Item 10.	Directors, Executive Officers, Promoters and Control Persons	Management – Executive Officers and Directors
Item 11.	Security Ownership of Certain Beneficial Owners and Management	Management – Security Ownership of Certain Beneficial Owners and Management
Item 12.	Description of Securities	Description of Securities
Item 13.	Interest of Named Experts and Counsel	Not Applicable
Item 14.	Disclosure of Commission Position on Indemnification For Securities Act Liabilities	Indemnification
Item 15.	Organization Within Last Five Years	Not Applicable
Item 16.	Description of Business	The Company – Business
Item 17.	Management’s Discussion and Analysis or Plan of Operation	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 18.	Description of Property	The Company – Properties
Item 19.	Certain Relationships and Related Transactions	Management – Certain Relationships and Related Transactions
Item 20.	Market For Common Equity and Related Stockholder Matters	Market For Common Equity and Related Stockholder Matters
Item 21.	Executive Compensation	Management – Executive Compensation
Item 22.	Financial Statements	Index to Consolidated Financial Statements
Item 23.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	Not Applicable

COLLEGIATE PACIFIC INC.

995,450 SHARES OF COMMON STOCK

     This prospectus relates to an offering of up to 595,450 shares of our common stock by certain stockholders who previously held Notes of Collegiate Pacific Inc. Collegiate Pacific Inc. privately sold Notes in the principal amount of $2,235,000 to certain of its officers and directors and certain third parties. On April 19, 2000, the holders of the Notes converted the Notes into a total of 677,267 shares of our common stock, based upon a conversion price of $3.30 per share. This prospectus relates to those shares of our common stock still held by the former holders of the Notes.

     In addition, this prospectus relates to an offering of up to 400,000 shares of our common stock by Michael J. Blumenfeld, our Chief Executive Officer. Mr. Blumenfeld acquired those 400,000 shares through a Stock Purchase Agreement dated as of August 18, 1997, by and between Mr. Blumenfeld, Adam Blumenfeld and Collegiate Pacific Inc.

     Our common stock is quoted on the American Stock Exchange under the symbol “BOO.” On October 22, 2004, the closing price of our common stock was $10.37 per share.

CONSIDER CAREFULLY THE RISK FACTORS BEGINNING
ON PAGE 11 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 3, 2004

     The date of this prospectus is November 3, 2004. No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to anyone in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is furnished.

     Collegiate Pacific Inc. is a Delaware corporation. Our executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234, and our telephone number is (972) 243-8100. In this prospectus, the “Company,” “Collegiate Pacific,” “we,” “us,” and “our” refer to Collegiate Pacific Inc. and its subsidiaries. The term “Notes” refers to the Company’s Subordinated Convertible Promissory Notes. The Company’s fiscal year ends on June 30th. Reference herein to “fiscal 2003,” “fiscal 2004,” and “fiscal 2005” refers to our fiscal years ended or ending, as the case may be, June 30, 2003, 2004, and 2005, respectively.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

AVAILABLE INFORMATION

     We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the following location of the Securities and Exchange Commission: Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     You also may obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) 732-0330 for further information about the Public Reference Room.

     The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. SEC filings may also be accessed free of charge through our Internet site at: http://www.cpacsports.com.

     The Company is a publicly held corporation and our common stock is traded on the American Stock Exchange under the symbol “BOO.”

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as it may determine to furnish or as may be required by law.

     We have filed Registration Statements on Form SB-2 (the “Registration Statements”) under the Securities Act of 1933 with the Securities and Exchange Commission, with respect to the common stock offered in this prospectus. This prospectus does not contain all information set forth in the Registration Statements. We omitted certain parts of the Registration Statements in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about us and the common stock being offered in this prospectus, you should read the Registration Statements and their exhibits and schedules, which you may read without charge at the public reference rooms at the offices of the Securities and Exchange Commission.

SUMMARY

     CERTAIN INFORMATION IN THIS PROSPECTUS CONTAINS “FORWARD-LOOKING STATEMENTS.” ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE “FORWARD-LOOKING STATEMENTS” FOR PURPOSES OF THESE PROVISIONS.

     THESE STATEMENTS INCLUDE:

•	ANY PROJECTIONS OF EARNINGS, REVENUES OR OTHER FINANCIAL ITEMS;

•	ANY STATEMENTS OF THE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS;

•	ANY STATEMENTS CONCERNING PROPOSED NEW PRODUCTS OR SERVICES;

•	ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR PERFORMANCE; AND

•	ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING.

     IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF TERMINOLOGY SUCH AS “MAY,” “WILL,” “EXPECTS,” “BELIEVES”, “PLANS,” “ANTICIPATES,” “ESTIMATES,” “POTENTIAL,” OR “CONTINUE,” AND VARIATIONS ON SUCH WORDS AND SIMILAR EXPRESSIONS.

     ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN ITS FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CAN GIVE NO ASSURANCE THAT THESE EXPECTATIONS OR ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS WE PROJECTED OR ASSUMED IN OUR FORWARD-LOOKING STATEMENTS. THE COMPANY’S FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AS WELL AS ANY FORWARD-LOOKING STATEMENTS, ARE SUBJECT TO INHERENT RISKS AND UNCERTAINTIES, SOME OF WHICH ARE SUMMARIZED IN THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 11.

The Company

     Collegiate Pacific is a premier marketer, manufacturer and distributor of sporting goods and equipment, team uniforms, and physical education, recreational and leisure products primarily to the institutional market in the United States. The institutional market generally consists of youth sports programs, park and recreational organizations, schools, colleges, churches, government agencies, athletic teams, athletic clubs and dealers. We sell our products directly to the institutional market primarily through:

•	our unique, informative catalogs and fliers that we distribute to potential customers;

•	our strategically located road sales professionals;

•	our telemarketers;

•	our appearance at trade shows and other sales events; and

•	the Internet.

     We currently offer approximately 4,500 sports related equipment products to approximately 80,000 customers.

     We market our products through the support of a customer database of over 300,000 names, our 125 person direct sales force strategically located throughout the Mid-Western and Mid-Atlantic United States and our call centers located at our headquarters in Dallas, Texas and Corona, California in the Los Angeles basin. Our Chairman and Chief Executive Officer, Michael J. Blumenfeld, who has over 30 years of experience in the sports supply industry, personally supervised the development of our mailing list. We have subdivided our mailing list into various customer profiles to insure that our catalogs are directed to those individuals that make the decisions to purchase the products we offer. The master mailing list is also subdivided by relevant product types and seasonal demand. We regularly screen, cross check and update our customer database to maintain its accuracy and functionality. Collegiate Pacific intends to distribute approximately 1.5 million catalogs and fliers from this database in fiscal 2005.

     Collegiate Pacific was originally incorporated in Pennsylvania in 1987 under the name Drug Screening Systems (“DSSI”). In 1997, DSSI sold substantially all of its assets and suspended business operations. Collegiate Pacific commenced business operations in February 1998 after selling a controlling interest in the Company to Michael J. Blumenfeld and Adam Blumenfeld. Mr. Michael Blumenfeld sold all of the assets of Collegiate Pacific Inc. f/k/a Nitro Sports, Inc., a company he formed in 1997 to engage in the catalog and mail order of sports equipment, to the Company, at cost. We changed our name to Collegiate Pacific at that time and in July 1999 reincorporated the Company as a Delaware corporation. We currently have three wholly owned subsidiaries, Tomark Sports, Inc. a Delaware corporation, Kesslers Team Sports, Inc., a Delaware corporation, and Dixie Sporting Goods Co., Inc., a Virginia corporation.

     Collegiate Pacific’s common stock currently trades on the American Stock Exchange (symbol: BOO). Our executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234 and our telephone number at that location is (972) 243-8100.

Recent Developments

     On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.2 million in cash. We used the cash proceeds to repay our outstanding commercial bank debt, expand working capital, and finance stock repurchases. On April 19, 2000, the note holders converted the Notes into 677,267 shares of Common Stock, based on a conversion price of $3.30 per share.

     On January 9, 2004, Collegiate Pacific completed the acquisition of Corona, California based Tomark, Inc. (“Tomark”) in a merger transaction pursuant to which the two former stockholders of Tomark, Mr. Tom White and Mr. Mark Harpin, received a combination of cash, notes and shares of our common stock. Tomark is a marketer, distributor, manufacturer and installer of sporting goods and related equipment primarily to the institutional market in the State of California. Our wholly owned subsidiary, Tomark Sports, Inc., employs Messrs. White and Harpin.

     We recently acquired two team dealers, discussed below. A team dealer sells its products primarily to schools and colleges in its local market through a road sales force and a local sporting goods store-front operation. We believe we are now the largest team dealer in the United States and can now offer the local institutional customers and teams our broad product line of sporting goods equipment, team uniforms and physical education, recreational and leisure products and equipment.

     On April 1, 2004, Collegiate Pacific completed its acquisition of substantially all of the operating assets of Richmond, Indiana based Kesslers Sport Shop, Inc. (now known as RPD Services, Inc.) in exchange for a combination of cash and shares of our common stock. Our wholly owned subsidiary, Kesslers Team Sports, Inc. (“Kesslers”), employs the former management team of RPD Services, Inc., Bob, Phil and Dan Dickman. Kesslers is a leading supplier of team uniforms and sporting goods equipment throughout the Mid-Western United States.

     On July 26, 2004, after the end of our fiscal 2004, we completed our acquisition of Richmond, Virginia based Dixie Sporting Goods Co., Inc. in exchange for a combination of cash, notes and shares of our common stock. Our wholly owned subsidiary, Dixie Sporting Goods Co., Inc. (“Dixie”), now employs the former management team of Dixie, Ken and Michael Caravati. Dixie is a leading supplier of team uniforms and sporting goods equipment throughout the Mid-Atlantic United States. Our operating results for fiscal 2004 do not include the operating results for our acquisition of Dixie. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for details.

The Offering

Maximum Number of Shares of our common stock to be sold by Selling Stockholders	995,450 shares of common stock, $0.01 par value per share

Common stock outstanding before and after this offering	10,048,899

Use of Proceeds	We will not receive any proceeds from the sale of common stock by the Selling Stockholders.

AMEX symbol for our common stock	BOO

SELLING STOCKHOLDERS

     The following table sets forth the number of shares of common stock beneficially owned by each selling stockholder as of October 22, 2004, and the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that each selling stockholder will beneficially own upon completion of this offering. This table assumes that each selling stockholder will offer for sale all of the shares of common stock covered by this prospectus. However, we cannot be certain that each will do so. The selling stockholders acquired their beneficial interests in the shares being offered hereby in the transactions described below.

     The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of their respective pledgees, donees, transferees or other successors in interest. The selling stockholders will receive all of the proceeds from the sale of shares of common stock under this prospectus. The amounts and information set forth below are based upon information provided to us by the selling stockholders or their respective representatives, or on our records, as of October 22, 2004, and are accurate to the best of our knowledge. It is possible, however, that a selling stockholder may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

     Information about each selling stockholder may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, if required by applicable law.

     A selling stockholder may decide to sell only a portion of the common stock offered by the selling stockholder pursuant to this prospectus or may decide not to sell any common stock offered by the selling stockholder pursuant to this prospectus.

     For information on the procedure for sales by the selling stockholders, read the disclosure under the heading “Plan of Distribution” below.

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering			After Offering
	Number of	Percent of	Shares to be	Number of	Percent of
Name of Beneficial Owner	Shares(1)	Class(2)	Sold	Shares(1)	Class
Michael J. Blumenfeld,	2,197,276 (3)	21.7%	854,545 (4)	1,342,731	13.2%
Chief Executive Officer of the Company
Watkins Brothers Trust (5)	57,303	*	30,303	27,000	*
William Davidowitz	30,303	*	30,303	0	*
Jeff Davidowitz(6)	153,802	*	30,302	123,500	1.2%
H.I. Schendle IRA Rollover	15,151	*	15,151	0	*
Robert W. Philip or Sharon A.	15,151	*	15,151	0	*
Philip Joint Tenants
Arthur J. Coerver (7)	72,790	*	15,150	57,640	*
Chief Operating Officer of the Company
Harvey Rothenberg (8)	85,117	*	4,545	80,572	*
Vice President, Marketing of the Company

*	Indicates beneficial membership of less than 1% of the outstanding common stock.

(1)	As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this prospectus.

(2)	The percentage of each selling stockholder is based on the beneficial ownership of that selling stockholder divided by the sum of the current outstanding shares of our common stock plus the additional shares, if any, that would be issued to that selling stockholder (but not any other stockholder) when exercising any right to acquire our common stock in the future. The above information regarding shares outstanding before and after this offering is based on the number of shares of common stock outstanding as of October 22, 2004. The number of shares outstanding also excludes: options held by directors and other employees of the Company to purchase 1,022,300 shares of common stock issued under our 1998 Stock Option Plan, of which 608,100 are currently exercisable at an average price of $7.24.

(3)	Mr. Blumenfeld is also a director of the Company. Includes 130,000 shares issuable upon exercise of currently exercisable options.

(4)	Consists of 400,000 shares acquired by Mr. Blumenfeld by purchase in August 1997.

(5)	William Watkins is a director of the Company. Includes 13,500 shares issuable upon the exercise of currently exercisable options.

(6)	Jeff Davidowitz is a director of the Company. Includes 13,500 shares issuable upon the exercise of currently exercisable options. Includes (a) 34,751 shares held by Penn Footwear Retirement Trust of which Mr. Davidowitz is a trustee, (b) 67,551 shares held by JIBS Equities LP of which Mr. Davidowitz is a general partner, (c) 9,000 shares held by Penn Footwear, Inc., of which Mr. Davidowitz is President and a stockholder, (d) 4,000 shares held by Oldfield Company of which Mr. Davidowitz is President and a stockholder, (e) 10,000 shares held by DVD Partners LP of which Mr. Davidowitz is a general partner, and (f) 10,000 shares held by 3D Partners LP of which Mr. Davidowitz is general partner.

(7)	Arthur J. Coerver is also a director of the Company. Includes 1,212 shares held by Mr. Coerver’s spouse and 43,000 shares issuable upon the exercise of currently exercisable options.

(8)	Harvey Rothenberg is also a director of the Company. Includes 62,000 shares issuable upon the exercise of currently exercisable options and 6,000 shares issuable upon the exercise of currently exercisable options held by Mr. Rothenberg’s spouse.

     Mr. Michael Blumenfeld acquired a total of 1,960,000 shares of our common stock from us on August 18, 1997, in connection with his acquisition of a controlling interest in the Company. The purchase price for the shares was $1,960,000 or $1.00 per share, which was the average of the bid and ask price of our common stock on August 18, 1997, the date of the Stock Purchase Agreement. This prospectus relates to 400,000 of those shares.

     The Notes were sold to certain officers and directors of the Company and certain other third parties not affiliated with the Company pursuant to a Purchase Agreement between the Company and the note holders dated as of February 29, 2000. The Notes were general obligations of the Company limited to $2,235,000 in aggregate principal amount, and bore an interest rate equal to the Prime Rate plus 2 1/2 percentage points. The Notes were convertible at $3.30 per share. The following table identifies the Notes originally held by each note holder and the number of shares of our common stock each received upon conversion of the Notes on April 19, 2000.

		Number of Shares
	Principal Amount	Issued Upon Conversion
Name of Note Holder	of Note	of Note(1)
Michael J. Blumenfeld	$1,500,000	454,545
Eric Green GST Trust (2)	120,000	36,363
Watkins Brothers Trust	100,000	30,303
William Davidowitz	100,000	30,303
Myrna G. Kulp (2)	100,000	30,303
Penn Footwear Retirement Trust	50,000	15,151
H.I. Schendle IRA Rollover	50,000	15,151
Davidowitz Foundation Inc.(2)	50,000	15,151
JIBS Equities, L.P.	50,000	15,151
Robert W. Philip or Sharon A. Philip Joint Tenants	50,000	15,151
Arthur J. Coerver	26,000	7,878
Arthur J. Coerver, IRA	20,000	6,060
Colleen C. Coerver, IRA	4,000	1,212
Harvey Rothenberg and Elizabeth Rothenberg	5,000	1,515
Harvey Rothenberg, IRA	10,000	3,030

Total	$2,235,000	677,267

(1)	The number of shares issued upon conversion of the Notes was based on a conversion price of $3.30 per share, with each Note Holder receiving a cash payment in lieu of any fractional shares.

(2)	No longer holds any shares of the Company’s common stock.

PLAN OF DISTRIBUTION

     The common stock is being registered to permit the resale of such securities by the holder of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the common stock. We will bear the fees and expenses incurred in connection with the registration of the common stock. These fees and expenses include registration and filing fees, printing expenses and fees and disbursements of our counsel and independent accountants. However, the selling stockholders will be solely responsible for all fees and expenses of any counsel retained by any of them and all underwriting discounts and commissions and agent’s commissions, if any. The selling stockholders may offer and sell common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.

     Such sales may be affected by a variety of methods, including the following:

•	In market transactions on the American Stock Exchange;

•	In privately negotiated transactions;

•	Through the writing of options;

•	In a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Through broker-dealers, which may act as agents or principals;

•	Directly to one or more purchasers;

•	Through agents; or

•	In any combination of the above or by any other legally available means.

     In connection with the sales of common stock, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the common stock to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell such securities.

     If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any common stock through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the common stock, a prospectus supplement or post-effective amendment will be filed, if necessary, under the Securities Act of 1933 disclosing the material terms and conditions of such arrangement.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by any selling stockholder. The selling stockholders may decide to sell only a portion of the common stock offered by it pursuant to this prospectus or may decide not to sell any common stock offered by it pursuant to this prospectus. In addition, the selling stockholders may transfer, devise or give the common stock by other means not described in this prospectus. Any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if any of them defaults in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders and any underwriters, broker-dealers or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit on the sale of common stock by the selling stockholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act of 1933. If any selling stockholder were deemed to be an underwriter, that selling stockholder may be subject to statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act of 1933 and Rule 10b-5 under the Securities Exchange Act of 1934.

     The selling stockholders and any other person participating in the distribution will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under the Securities Exchange Act of 1934, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other relevant person. Further, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the above may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

     Under the securities laws of certain states, the common stock may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with. Each selling stockholder should consult its counsel regarding the application of the states’ Blue Sky or securities law in connection with sales of the common stock.

USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of common stock by the selling stockholders.

RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND CAUTIONARY WARNINGS BEFORE INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS. THE FOLLOWING RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES FACING THE COMPANY. THERE ARE ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE EITHER UNAWARE OF OR THAT WE CURRENTLY THINK ARE IMMATERIAL; HOWEVER, THESE RISKS AND UNCERTAINTIES MAY ALSO IMPAIR THE COMPANY’S BUSINESS OPERATIONS.

     IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF THE COMMON STOCK OR WARRANTS COULD DECLINE, AND INVESTORS COULD LOSE ALL OR PART OF ANY INVESTMENT IN THE COMMON STOCK OR WARRANTS.

     YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE COMPANY’S FINANCIAL STATEMENTS AND THE RELATED NOTES.

Our success depends upon our ability to develop new and enhance our existing relationships with customers and suppliers.

     Our success depends upon our ability to develop new and enhance our existing relationships with customers and suppliers. Our prospects must be considered in light of the risk, expenses, and difficulties frequently encountered by companies in the marketing industry. To address these risks, we must, among other things:

•	effectively develop new relationships and maintain existing relationships with our suppliers, advertisers and customers;

•	provide products at competitive prices;

•	respond to competitive developments; and

•	attract, retain, and motivate qualified personnel.

     We cannot assure you that we will succeed in addressing such risks. Our failure to do so could have a material adverse effect on our business, financial condition, or results of operations in the form of lower revenues and operating profit and higher operating costs.

Our strategic plan, involving growth through the acquisition of other companies, may not succeed.

     Collegiate Pacific’s strategic plan involves rapid growth through the acquisition of other companies. Such growth involves a number of risks, including:

•	the difficulties related to combining previously separate businesses into a single unit;

•	the substantial diversion of management’s attention from day-to-day operations;

•	the assumption of liabilities of an acquired business, including unforeseen liabilities;

•	the failure to realize anticipated benefits, such as cost savings and revenue enhancements;

•	the dilution of existing stockholders due to the issuance of equity securities, utilization of cash reserves, or incurrence of debt in order to fund the acquisitions;

•	the potential to have to write-down or write-off the value of acquired assets;

•	the potentially substantial transaction costs associated with acquisitions; and

•	the difficulties related to assimilating the products, personnel and systems of an acquired business and to integrating distribution and other operational capabilities.

Our success depends on our ability to manage our growth.

     During recent years, we have experienced a period of rapid and significant growth and our continued expansion may significantly strain our management, financial, and other resources. We believe that improvements in management and operational controls, and operations, financial and management information systems could be needed to manage future growth. We cannot assure you that:

•	these resources will be available or in a cost-effective form to us which will allow us to sustain growth at the same levels;

•	our current personnel, systems, procedures, and controls will be adequate to support our future operations;

•	we will identify, hire, train, motivate or manage required personnel; or

•	we will successfully identify and exploit existing and potential market opportunities.

     Our failure to have these resources in sufficient form or quantity during a period of significant growth could have an adverse affect on our operating results.

Collegiate Pacific faces intense competition and potential competition from companies with greater resources and our inability to effectively compete with these companies could harm our business.

     The market for sporting goods and related equipment in which we compete is highly competitive, especially as to product innovation and availability, performance and styling, price, customer relationships, name recognition, marketing, delivery and quality of service. We compete principally in the institutional market with local sporting goods dealers and other direct mail companies. Some of our competitors have:

•	substantially greater financial resources;

•	a larger customer base;

•	a broader line of product offerings; and

•	greater name recognition within the industry.

     In addition, our competitors may have larger technical, sales and marketing resources. Further, there is no significant technological or capital barriers to entry into the markets for many sporting goods and recreational products. We cannot give you assurance that we will compete successfully against our competitors in the future.

We are dependent on competitive pricing from our suppliers.

     The general economic conditions in the U.S. or international countries with which we do business could affect pricing of raw materials such as metals and other commodities used by suppliers of our finished goods. We cannot assure you that any price increase we incur for our products can be passed on to our customers without adversely affecting our operating results.

The weak financial conditions of some of our customers may adversely impact our business.

     We monitor the credit worthiness of our customer base on an ongoing basis, and we have not experienced an abnormal increase in losses in our accounts receivable portfolio. We believe that allowances for losses adequately reflect the risk of loss. However, a change in the economic condition or in the make-up of our customer base could have an adverse affect on losses associated with the credit terms that we give to our customers that would adversely affect our cash flow and involve significant risks of nonpayment.

Our financial results vary from quarter to quarter, which could hurt our business and the market price of our stock.

     Various factors affect the Company’s quarterly operating results and some of them are not within our control. They include, among others:

•	weather conditions;

•	the timing and introduction of new products;

•	the mix of products sold;

•	the timing of significant orders from and shipments to customers;

•	product pricing and discounts;

•	the timing of our acquisitions of other companies and businesses; and

•	general economic conditions.

     These and other factors are likely to cause our financial results to fluctuate from quarter to quarter. If revenue or operating results fall short of the levels expected by public market analysts and investors, the trading price of our common stock could decline dramatically. Based on the foregoing, Collegiate Pacific believes that quarter-to-quarter comparisons of its results of operations may not be meaningful. Therefore, purchasers of our common stock should not view our historical results of operations as reliable indications of our future performance.

Seasonality of our business may adversely affect our net sales and operating income.

     We anticipate our net sales will peak in the first and fourth quarters of each fiscal year (July 1 – September 30 and April 1 – June 30) due primarily to the budgeting procedures of many of our customers and the seasonal demand for our products. We generally experience lower net sales and higher expenses as a percentage of sales in the second and third quarters of each fiscal year (October 1 – March 31) due to lower customer demand during those periods of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses.

We depend on key personnel for our future success.

     Our performance is substantially dependent on the skills, experience, and performance of our Chief Executive Officer, Michael J. Blumenfeld, as well as our ability to retain and motivate other officers and key employees, certain of whom would be difficult to replace. We do not have an employment agreement with Michael J. Blumenfeld. We do not have a “key person” life insurance policy on any of our officers or other employees.

     The loss of services of certain of these executives and personnel could have a material adverse effect on the Company. We cannot assure you that the services of our personnel will continue to be available to us. In addition, we believe that our inability to attract and retain additional qualified employees, as needed, could have a material adverse effect on the Company.

Risks related to international and domestic suppliers.

     A significant amount of our revenues are dependent upon products purchased from foreign suppliers, which are located primarily in the Far East. In addition, we believe that many of the products we purchase from our domestic suppliers are manufactured overseas.

     Accordingly, we are subject to the risks of international business, including:

•	shipment delays;

•	fluctuation in exchange rates;

•	increases in import duties;

•	changes in customs regulations;

•	adverse economic conditions in foreign countries;

•	social, political and economic instability; and

•	acts of war and terrorism.

     Further, we are dependent on a growing number of domestic suppliers for our finished goods. Any significant delay in the delivery of products by our domestic suppliers could significantly increase our backlog.

     The occurrence of any one or more of the events described above could adversely affect our business, financial condition, and results of operations due to an inability to make timely shipments to our customers or by utilizing other more costly carriers or means of shipping.

We depend on third party carriers.

     Our operations depend upon third party carriers to deliver our catalogs and products to our customers. We ship our products using common carriers, primarily UPS. The operations of such carriers are outside the Company’s control. Accordingly, our business reputation and operations are subject to many risks, including:

•	shipment delays caused by such carriers;

•	labor strikes by the employees of such carriers;

•	increases in delivery cost, postage rate increase; and

•	other adverse economic conditions.

     The occurrence of any one or more of the foregoing could adversely affect our business, financial condition, and results of operations due to any inability to make timely shipment to our customers or by utilizing other more costly carriers or means of shipping.

Our stock price could be subject to significant volatility.

     The price of our common stock is determined in the marketplace and may be influenced by many factors, including:

•	the depth and liquidity of the market for our common stock;

•	investor perception of the Company and the industry within which we compete;

•	quarterly variations in operating results; and

•	general economic and market conditions.

     Historically, the weekly trading volume of our common stock has been relatively small. Any material increase in public float could have a significant impact on the price of our common stock. In addition, the stock market has occasionally experienced extreme price and volume fluctuations that often affect market prices for smaller companies. These extreme price and volume fluctuations often are unrelated or disproportionate to the operating performance of the affected companies. Accordingly, the price of our common stock could be affected by such fluctuations.

Outstanding stock options.

     Outstanding options may have an effect on the price of our common stock. We currently have 1,022,300 outstanding options, each to purchase one share of our Common Stock, issued to key employees, officers, and directors under our 1998 Collegiate Pacific Inc. Stock Option Plan. The options have exercise prices ranging from $3.88 per share to $9.48 per share. These outstanding options could have a significant adverse effect on the trading price of our common stock, especially if a significant volume of the options was exercised and the stock issued was immediately sold into the public market. Further, the exercise of these options could have a dilutive impact on other shareholders by decreasing their ownership percentage of the Company’s outstanding common stock. If we attempt to raise additional capital through the issuance of equity or convertible debt securities, the terms upon which we will be able to obtain additional equity capital, if at all, may be negatively affected since the holders of outstanding options can be expected to exercise them, to the extent they are able, at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided in such options.

One principal stockholder owns a significant amount of our outstanding common stock.

     Mr. Michael J. Blumenfeld, our Chairman and Chief Executive Officer, owns 2,067,276 shares of our common stock (or 21% based on the number of shares outstanding as of October 22, 2004). As a result, he is in a position to significantly influence the outcome of elections of our directors, the adoption, amendment or repeal of our bylaws and any other actions requiring the vote or consent of our stockholders.

THE COMPANY

     Collegiate Pacific is a premier marketer, manufacturer and distributor of sporting goods and equipment, team uniforms, and physical education, recreational and leisure products primarily to the institutional market in the United States. The institutional market generally consists of youth sports programs, park and recreational organizations, schools, colleges, churches, government agencies, athletic teams, athletic clubs and dealers. We sell our products directly to the institutional market primarily through:

•	our unique, informative catalogs and fliers that we distribute to potential customers;

•	our strategically located road sales professionals;

•	our telemarketers;

•	our appearance at trade shows and other sales events; and

•	the Internet.

     We currently offer approximately 4,500 sports related equipment products to approximately 80,000 customers.

     We market our products through the support of a customer database of over 300,000 names, our 125 person direct sales force strategically located throughout the Mid-Western and Mid-Atlantic United States and our call centers located at our headquarters in Dallas, Texas and Corona, California in the Los Angeles basin. Our Chairman and Chief Executive Officer, Michael J. Blumenfeld, who has over 30 years of experience in the sports supply industry, personally supervised the development of our mailing list. We have subdivided our mailing list into various customer profiles to insure that our catalogs are directed to those individuals that make the decisions to purchase the products we offer. The master mailing list is also subdivided by relevant product types and seasonal demand. We regularly screen, cross check and update our customer database to maintain its accuracy and functionality. Collegiate Pacific intends to distribute approximately 1.5 million catalogs and fliers from this database in fiscal 2005.

     We believe that over the past few years the consolidation of the traditional team dealers and small, independent sporting goods retailers is leading to a consolidation of the sporting goods industry. We believe this consolidation of the sporting goods industry has contributed to the shift of sales from traditional, retail store front sites to sales from catalogs, direct telephone marketing and the Internet to satisfy the product and service needs of the sporting goods market, especially the institutional market. Collegiate Pacific believes the most successful sporting goods companies will be those with greater financial resources and the ability to produce or source high-quality, low cost products, deliver those products directly to customers on a timely basis without the “middleman” and access distribution channels with a broad array of products and brands.

     We believe we are well positioned to grow our business because of our superior catalog design, our efficient merchandising and direct distribution capabilities, our 125 person direct sales force, our extensive product offerings, our long-term customer relationships, our superior customer service, and our superior sourcing capabilities. Since commencing operations in 1998, Collegiate Pacific’s annual sales grew to approximately $39.6 million in fiscal 2004 through a combination of internal growth and strategic acquisitions.

     Collegiate Pacific was originally incorporated in Pennsylvania in 1987 under the name Drug Screening Systems (“DSSI”). In 1997, DSSI sold substantially all of its assets and suspended business operations. Collegiate Pacific commenced business operations in February 1998 by selling a controlling interest in the Company to Michael J. Blumenfeld and Adam Blumenfeld. Mr. Michael Blumenfeld sold all of the assets of Collegiate Pacific Inc. f/k/a Nitro Sports, Inc., a company he formed in 1997 to engage in the catalog and mail order of sports equipment, to the Company, at cost. We changed our name to Collegiate Pacific at that time and in July 1999 reincorporated the Company as a Delaware corporation. We currently have three wholly owned subsidiaries, Tomark Sports, Inc. a Delaware corporation, Kesslers Team Sports, Inc., a Delaware corporation, and Dixie Sporting Goods Co., Inc., a Virginia corporation.

     Collegiate Pacific’s common stock currently trades on the American Stock Exchange (symbol: BOO). Our executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234 and our telephone number at that location is (972) 243-8100. The Company’s fiscal year ends on June 30th. References herein to “fiscal 2003,” “fiscal 2004,” and “fiscal 2005” refer to our fiscal years ended or ending, as the case may be, June 30, 2003, 2004, and 2005, respectively.

     Our Internet website is www.cpacsports.com. Collegiate Pacific makes available, free of charge, on or through the website, its annual, quarterly and current reports, and other SEC filings, including Forms 3, 4 and 5, as well as any amendments to those reports, as soon as reasonably practicable after electronically filing those reports with the Securities and Exchange Commission. This website address is intended to be an inactive textual reference only, and none of the information contained on the website is part of this report or is incorporated in this report by reference.

2004 Acquisitions

     On January 9, 2004, Collegiate Pacific completed the acquisition of Corona, California based Tomark in a merger transaction pursuant to which the two former stockholders of Tomark, Mr. Tom White and Mr. Mark Harpin, received a combination of cash, notes and shares of our common stock. Tomark is a marketer, distributor, manufacturer and installer of sporting goods and related equipment primarily to the institutional market in the State of California. Our wholly owned subsidiary, Tomark Sports, Inc., employs Messrs. White and Harpin.

     We recently acquired two team dealers, discussed below. A team dealer sells its products primarily to schools and colleges in its local market through a road sales force and a local sporting goods store-front operation. We believe we are now the largest team dealer in the United States and can now offer the local institutional customers and teams our broad product line of sporting goods equipment, team uniforms and physical education, recreational and leisure products and equipment.

     On April 1, 2004, Collegiate Pacific completed its acquisition of substantially all of the operating assets of Richmond, Indiana based Kesslers Sport Shop, Inc. (now known as RPD Services, Inc.) in exchange for a combination of cash and shares of our common stock. Our wholly owned subsidiary, Kesslers, employs the former management team of RPD Services, Inc., Bob, Phil and Dan Dickman. Kesslers is a leading supplier of team uniforms and sporting goods equipment throughout the Mid-Western United States.

     On July 26, 2004, after the end of our fiscal 2004, we completed our acquisition of Richmond, Virginia based Dixie Sporting Goods Co., Inc. in exchange for a combination of cash, notes and shares of our common stock. Our wholly owned subsidiary, Dixie, now employs the former management team of Dixie, Ken and Michael Caravati. Dixie is a leading supplier of team uniforms and sporting goods equipment throughout the Mid-Atlantic United States. Our operating results for fiscal 2004 do not include the operating results for our acquisition of Dixie. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for details.

     As its primary goal, Collegiate Pacific’s management seeks to optimize the collective and individual performance of these businesses. We have strived to identify areas in which these businesses are unique and areas in which they overlap. In those areas where our businesses are unique, Collegiate Pacific seeks to promote and develop those unique qualities by integrating them into all of our distribution channels. As an example of this integration, Collegiate Pacific has enhanced Kesslers’ and Dixie’s existing offering of uniform related products with the infusion of approximately 2,500 Collegiate Pacific proprietary products into their marketing mix. Collegiate Pacific has designed catalogs for Kesslers and Dixie that showcase both uniforms and sporting goods equipment. Likewise, certain uniform lines from Kesslers and Dixie have been integrated into the Collegiate Pacific catalog.

     In those areas where our businesses overlap, Collegiate Pacific endeavors to integrate those areas to build on inherent synergies, develop collective vision and maximize cost efficiencies. An example of this effort is reflected in the recent integration of the Collegiate Pacific and Tomark manufacturing and assembly capabilities in our Dallas, Texas facility. See Properties below for details. We believe we can more effectively monitor the quality of products while at the same time be able to realize cost savings for our customers.

Products and Services

     We believe we offer a broad line of sporting goods and equipment, team uniforms, and physical education, recreational and leisure products. We offer over 4,500 products for sale. We manufacture approximately 15% of our equipment-oriented products and obtain the remainder from external manufacturers both domestically and abroad. Our product lines of sporting goods include but are not limited to equipment and team uniforms for the following sports: football; baseball; softball; basketball; volleyball; soccer; tennis and other racquet sports. Our line of equipment for these sports includes but is not limited to inflatable balls, nets, batting cages, scoreboards, bleachers, weight lifting equipment, standards and goals. We also offer other recreational products including fitness equipment, camping equipment, indoor recreational games and outdoor playground equipment. We also provide after-sale customer service through toll-free numbers.

     Because we believe brand recognition is important to our institutional customers, we market most of our products under trade names or trademarks owned by us or others. The following table lists Collegiate Pacific’s principal products and the brand names under which they are sold:

Product	Brand Name
Team sports apparel	Nike, Russell, Wilson, Adidas and Under Armour
Batting cages, soccer goals, basketball goals	FunNets
Tennis nets and court equipment	Edwards
Camping and related accessories	Mark One
Baseballs, softballs, bats, gloves and accessories	Wilson, Rawlings, and Mark One
Football helmets, footballs, pads and accessories	Schutt
Basketballs	Spalding and Mark One

     Team Sports Apparel. Adidas, Nike, Russell, Wilson and Under Armour are all leading suppliers of team sports apparel. Under the terms of non-exclusive supply arrangements we have with these manufacturers, we purchase team uniforms from these manufacturers for resale to our customers and either complete the custom silk screening, embroidering and other decorating work on the uniforms in-house or through subcontractors, or arrange to have the manufacturer complete the custom decorating of the uniforms prior to shipment.

     Cages, Goals and Camping Equipment. We own the registered trademarks FunNets and Mark One and manufacture or source from overseas manufacturers our proprietary products such as batting cages, bleachers, soccer and basketball goals and volleyball standards. We generally recognize a higher profit margin from the sale of our proprietary products.

     Tennis. In February 2000, we entered into an exclusive license agreement with Edwards Sports Products Limited to use the Edwards name in connection with manufacturing, selling and distributing tennis nets and court equipment worldwide, except in the United Kingdom and Ireland. We are required to pay a royalty of 4.5% of the net sales price of all Edwards products we sell. We paid Edwards a total royalty of approximately $20,000 in fiscal 2004. The term of this license expires in February 2011.

     Baseball and Softball. Rawlings and Wilson are leading suppliers of baseball and softball equipment. We have non-exclusive supply arrangements with these manufacturers under which we acquire baseball gloves, baseballs, softballs, batter’s helmets, catcher’s and umpire’s protective equipment, aluminum and wood baseball bats, batter’s gloves and miscellaneous accessories for resale to our customers. We also manufacture or source these products from overseas manufacturers and offer them to our customers under our MarkOne brand name.

     Football. Schutt is a leading supplier of football equipment. Under the terms of the non-exclusive supply arrangement we have with Schutt, we purchase helmets, shoulder pads, faceguards, chin straps and related accessories in both the youth and adult markets for resale to our customers.

     Basketball. Spalding sells several different models of basketballs for men and women in both the youth and adult markets. Under the terms of the non-exclusive supply arrangement we have with Spalding, we acquire basketballs for resale to our customers. We also manufacture or source basketballs from overseas manufacturers and sell them under our MarkOne brand name.

     Certain of our brand names, such as Adidas, Nike, Russell, Schutt, Spalding, Wilson, Under Armour, Edwards, Mark One and FunNets are believed by Collegiate Pacific to be well recognized by our customers and therefore important to the sales of these products. We do not have written supply agreements with any of our suppliers. Registered and other trademarks and trade names of Collegiate Pacific’s products are italicized in this prospectus.

Sales and Marketing

     We believe we are the fastest growing direct manufacturer, marketer and distributor of sporting goods to the institutional market in the United States. Through our recently acquired road sales professionals, we offer our complete line of sporting goods and equipment, team uniforms, and physical education, recreational and leisure products to our traditional accounts such as colleges, universities, high schools, and all other levels of public and private schools and their athletic and recreational departments. We continue to utilize our distinctive catalogs to offer our complete line of sporting goods and equipment, team uniforms, and physical education, recreational and leisure products to our non-traditional accounts such as youth sports programs, park and recreational organizations, churches, government agencies, athletic clubs and dealers.

     Our master mailing list currently includes over 300,000 potential customers, and we intend to distribute approximately 1.5 million catalogs and fliers to this audience during fiscal 2005. Michael J. Blumenfeld, the Chairman and Chief Executive Officer of the Company with over 30 years of experience in the industry, supervised the development of this mailing list, which is carefully maintained, screened, crosschecked and safeguarded. We subdivided our mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchasing decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing, and the Internet.

     We believe we have established ourselves as a market leader by combining the direct sales of our products through our catalogs and fliers with our road sales by our team dealer sales professionals, all of which are enhanced by the continuous updates and additions to our product lines.

Customers

     We do not depend upon any one or a few major customers for our revenues because we enjoy a very large and diverse customer base. Since commencing operations, we have sold our products to approximately 80,000 customers. Our customers include all levels of public and private schools, youth sports programs, park and recreational organizations, churches, clubs, camps, government agencies, military facilities, athletic teams, athletic clubs and team dealers. Many of our institutional customers typically receive annual appropriations for sports related equipment, which are generally spent in the period preceding the season in which the sport or athletic activity occurs. Although institutions are subject to budget constraints, once allocations have been made, aggregate levels of expenditures are typically not reduced.

     Approximately 4.0% and 3.0% of our sales in fiscal 2003 and 2004, respectively, were to agencies of the United States Government. We have a contract with the General Services Administration that grants us an “approved” status when attempting to make sales to military installations or other governmental agencies. The existing contract with the General Services Administration expires in August 2009. Under this contract, we agree to sell approximately 250 products to United States government agencies and departments at catalog prices or at prices consistent with any discount provided to our other customers. Products sold to the United States Government under the General Services Administration contract are always sold at our lowest offered price.

Seasonal Nature of Business; Backlog

     Sales of our sporting goods are generally seasonal, although we have reduced this seasonality by acquiring our Kesslers Team Sports and Dixie Sporting Goods team dealers. This seasonality causes our financial results to vary from quarter to quarter, which usually results in lower sales and earnings in the second quarter of our fiscal year (October through December) and higher sales and earnings in the first and fourth quarters of our fiscal year (July through September and April through June, respectively). We attribute this seasonality primarily to the budgeting procedures of many of our institutional customers and the seasonal demand for our products. Generally, between the months of October and December of each fiscal year, there is a lower level of sports activities at our institutional customers, a higher degree of adverse weather conditions and a greater number of school recesses and major holidays.

     Our sales are primarily pursuant to standard purchase orders. We ship products within 30 days of receiving an order, and for most orders, within 24 hours. Unshipped orders at the end of a fiscal year (backlog) are not material and, therefore, not an indicator of future results. However, with the acquisition of Kesslers and Dixie, our backlog will increase because our team uniform sales orders have a longer lead time for delivery; generally six to eight weeks between order placement and delivery. These goods are either shipped directly from our manufacturing partners to the customers or directly to our customers by us upon our completion of all decorating work. Consequently, we expect our backlog will be higher in future periods.

Manufacturing; Foreign Sourcing and Raw Materials

     We outsource the manufacturing of most of our products to domestic and international vendors. Outsourcing enables us to reduce our cost of goods, reduce our manufacturing facility costs, and enables us to focus on the marketing and distribution of our products. In addition, we believe that many of the products we purchase from our domestic suppliers are manufactured overseas and we derive a significant portion of our revenues from the sale of products purchased directly from suppliers in the Far East. Accordingly, we are subject to the risks of this international component that may affect our ability to deliver products in a timely and competitive manner. These risks include:

•	shipment delays;

•	fluctuation in exchange rates;

•	increase in import duties;

•	changes in customs regulations;

•	adverse economic conditions in foreign countries; and

•	political turmoil.

     As a result, we attempt to maintain a three to six week supply of critical inventory items. We are not dependent on any single source of supply. Although the vast majority of products we distribute are purchased in final form, a small percentage of the items require minor fabrication to complete. We own welding machines and an assortment of tools to aid in this fabrication process. The raw materials used in this process are in the form of shipping supplies, nuts and bolts, and other commercially available products. We believe multiple suppliers exist for these products nationwide.

Competition

     We compete principally in the institutional market with local sporting goods dealers and other direct mail companies, which collectively dominate the institutional market. We compete on a number of factors, including price, relationships with customers, name recognition, product availability and quality of service. We believe we have an advantage on the institutional market over traditional sporting goods retailers because our selling prices do not include comparable price markups attributable to wholesalers, manufacturers, and distributors. In addition, we believe we have an advantage over other direct mail marketers and team dealers of sporting goods because we offer superior products, coupled with prompt and accessible service, at the most competitive prices.

Government Regulation

     Some of our products are subject to regulation by the Consumer Product Safety Commission. The Consumer Products Safety Commission has the authority to exclude from the market certain items that are found to be hazardous and can require a manufacturer to refund the purchase price of products that present a substantial product hazard to consumers. Similar laws exist in some states and cities in the United States. The Company believes it is in full compliance with all applicable regulations.

Employees

     We currently employ approximately 400 people on a full-time basis. In addition, we may hire temporary employees as seasonal increases in demand occur. None of our employees are represented by any organized labor organization or union, and we believe our relations with our employees are generally good.

Properties

     Collegiate Pacific’s facilities for its management and operations are generally adequate for its current and anticipated future needs. Collegiate Pacific’s facilities generally consist of executive and administrative offices, warehouses, a call center, production and distribution facilities and sales offices.

     All of Collegiate Pacific’s leases are at prevailing market, or “most favorable” rates and, except as noted, with unaffiliated parties. Collegiate Pacific believes that the duration of each lease is adequate. Collegiate Pacific believes that its principal properties, all of which are leased, are adequate for the purposes for which they are used and are suitably maintained and insured for these purposes. Collegiate Pacific does not anticipate any future problems renewing or obtaining suitable leases for its principal properties.

     The table below provides information with respect to the principal warehouse, production and distribution facilities of the Company:

Location	Type of Facility	Square Footage
Dallas, Texas	Warehouse, Production and Distribution	88,000
Richmond, Indiana	Warehouse, Production and Distribution	76,000
Richmond, Virginia	Warehouse, Production and Distribution	20,000
Corona, California	Warehouse, Production and Distribution	27,700

     The corporate headquarters of Collegiate Pacific and its call center is located within the approximately 88,000 square feet of leased space located at 13950 Senlac Drive, Suite 100, Dallas, Texas. The terms of Collegiate Pacific’s leases range from two to five years and most are renewable for additional periods. The Richmond, Indiana location is owned by RPD Services, Inc., an Indiana corporation f/k/a Kesslers Sport Shop, Inc., from which we acquired substantially all of its operating assets in April 2004. RPD Services, Inc. is owned by Bob Dickman, Phil Dickman and Dan Dickman, all of whom are employed by our wholly owned subsidiary, Kesslers Team Sports, Inc. We also lease small sales offices or storage areas ranging in size from 500 to 10,000 square feet in the following locations: Cleveland and Columbus, Ohio; Gulfport, Mississippi; Crown Point, Fort Wayne, Indianapolis, KoKomo, and Portland, Indiana; Knoxville and Memphis, Tennessee; Little Rock, Arkansas; Norcross and Woodstock, Georgia; Springfield, Illinois; and Tulsa, Oklahoma. Most of the leases have lease terms ranging from one to five years.

Legal Proceedings

     The Company’s wholly-owned subsidiary, Dixie, has been named as a co-defendant in an action styled Edwin Dean Spruill, Jr. v. Jugs, Inc. and Dixie Sporting Goods Co., Inc., Civil Action No. L04-361, which is pending before the Circuit Court for the City of Virginia Beach, Virginia. This lawsuit seeks $5,000,000 for damages suffered by the plaintiff while using a pitching machine manufactured by Jugs, Inc. and sold to the plaintiff’s employer by Dixie. Dixie maintains primary and excess insurance coverage for the claim in the amount of $3,000,000. Dixie intends to vigorously defend the claim. Management does not believe that the final resolution of this claim will have a material adverse effect on the Company’s financial position, results of operation or cash flows.

MANAGEMENT

Executive Officers and Directors

     The directors and executive officers of the Company are:

		Positions and Offices Held
Name	Age	With the Company
Michael J. Blumenfeld	58	Chairman of the Board and Chief Executive Officer
Adam Blumenfeld	34	President and Director
Arthur J. Coerver	61	Chief Operating Officer and Director
Harvey Rothenberg	62	Vice President Marketing and Director
William R. Estill	55	Chief Financial Officer, Secretary and Treasurer
Chad H. Edlein	34	Vice President Corporate Development
Jeff Davidowitz	48	Director
William H. Watkins, Jr	63	Director
Robert W. Hampton	57	Director

     Michael J. Blumenfeld has served as the Company’s Chairman of the Board and Chief Executive Officer since February 1998. Mr. Blumenfeld served as President of the Company from February 1998 to January 2000. From July 1997 until February 1998, Mr. Blumenfeld served as President and Chief Executive Officer of Collegiate Pacific, Inc., a Texas corporation, that sold all of its assets to the Company in February 1998. From 1992 until November 1996, Mr. Blumenfeld served as Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld is Adam Blumenfeld’s father.

     Adam Blumenfeld is the Company’s President and has served in that capacity since joining the Company in January 2000. Mr. Blumenfeld is also a member of the Company’s Board of Directors. From January 1998 through December 1999, Mr. Blumenfeld was Vice President of Sales and Marketing of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld’s other positions with Sport Supply Group included Vice President of Youth Sales from January 1995 to January 1998, and Director of Youth Sales from August 1993 to December 1994. Mr. Blumenfeld is Michael Blumenfeld’s son.

     Arthur J. Coerver is the Company’s Chief Operating Officer and has served in that capacity since joining the Company in February 1998. From 1991 through 1997, Mr. Coerver was Vice President of Sales and Marketing of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Coerver is also a member of the Company’s Board of Directors.

     Harvey Rothenberg has served as the Company’s Vice President of Marketing and served in that capacity since February 1998. From 1977 to 1998, Mr. Rothenberg served as Vice President of Sales for Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Rothenberg is also a member of the Company’s Board of Directors.

     William R. Estill joined the Company in July 1999 as Chief Financial Officer and Treasurer, and has been Secretary since August 1999. From December 1997 until February 1999, Mr. Estill served as Vice President of Finance for FWT, Inc., a manufacturer of telecommunication structures.

     Chad H. Edlein has served as the Company’s Vice President Corporate Development since July 1997.

     Jeff Davidowitz is the President of Penn Footwear, a private investment company and has served in that capacity since 1991. Mr. Davidowitz is also a member of the Company’s Board of Directors and serves on its Audit, Compensation, Nominating and Stock Option Committees.

     William H. Watkins, Jr. is a partner in the public accounting firm of Watkins Uiberall, PLLC, CPAs and has served in that capacity since 1971. Since 1994, Mr. Watkins has also served as a member of the Tennessee Board of Regents and as the board’s Chairman of Finance and Administration. Since July 2003, he has also served as the Chairman of the Board of BKR International’s Americas Region. Mr. Watkins is also a member of the Company’s Board of Directors and serves on its Audit, Compensation, Nominating and Stock Option Committees.

     Robert W. Hampton is Group Vice President of Jones International, Ltd. Since 1985, Mr. Hampton has held various executive positions at Jones International, Ltd., a holding company whose subsidiaries conduct business in several areas including cable television programming, radio programming, advertising sales representation, education and software development. Prior to joining Jones International, Ltd., Mr. Hampton held various management positions at Xerox Corporation. Mr. Hampton is also a member of the Company’s Board of Directors and serves on its Audit, Compensation, Nominating and Stock Option Committees.

Executive Compensation

Summary Compensation Table

     The following table presents information concerning total compensation earned by the Named Executive Officers: the Chief Executive Officer and the four other most highly compensated executive officers of Collegiate pacific who served in such capacities as of June 30, 2004, for services rendered to Collegiate Pacific during each of the last three fiscal years. The information presented below represents all compensation earned by the Named Executive Officers for all services performed for Collegiate Pacific.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation
				Stock
	Fiscal			Options
Name and Principal Positions	Year	Salary ($)	Bonus ($)	(#)
Michael J. Blumenfeld	2004	172,000	5,590	—
Chairman of the Board and	2003	172,000	—	25,000
Chief Executive Officer	2002	160,000	—	—
Adam Blumenfeld	2004	162,000	5,265	20,000
President	2003	162,000	—	50,000
	2002	150,000	—	—
Harvey Rothenberg	2004	125,000	3,998	8,000
Vice President, Marketing	2003	125,000	—	25,000
	2002	115,000	—	—
Arthur J. Coerver	2004	136,000	4,420	8,000
Chief Operating Officer	2003	136,000	—	25,000
	2002	128,000	—	—
William Estill	2004	160,000	5,125	10,000
Chief Financial Officer and	2003	160,000	—	40,000
Secretary	2002	152,500	—	—

Stock Options

     The table below presents information concerning the stock option awards that were made to the Named Executive Officers during fiscal 2004.

Option Grants in Fiscal 2004

		Percentage of Total
	Number of Shares	Options Granted to
	Underlying	Employees in Fiscal	Exercise Price Per
Name	Options Granted	Year	Share	Expiration Date
Michael J. Blumenfeld	—	—	—	—
Adam Blumenfeld	20,000	6.7%	9.46	5/21/14
Harvey Rothenberg	8,000	2.7%	9.46	5/21/14
Arthur J. Coerver	8,000	2.7%	9.46	5/21/14
William Estill	10,000	3.3%	9.46	5/21/14

     The table below presents information concerning the exercise of stock options by the named Executive Officers during the fiscal year ended June 30, 2004, and the fiscal year-end value of all unexercised options held by the Named Executive Officers.

Aggregated Option Exercises in Fiscal 2004 and Fiscal Year-End Option Values

			Number of Shares
			Underlying Unexercised		Value of Unexercised
			Options at Fiscal		In-the Money Options
	Acquired	Value	Year-End (#)		At Fiscal Year-End($)(2)
	On	Realized
Name	Exercise (#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael J. Blumenfeld	—	$—	130,000	0	$809,000	$0
Adam Blumenfeld	—	—	115,000	0	616,050	0
Harvey Rothenberg	14,000	88,586	62,000	0	316,655	0
Arthur J. Coerver	35,000	200,450	43,000	0	180,045	0
William Estill	40,000	235,238	50,000	0	226,300	0

(1)	Represents the difference between the exercise price of the options and the sales price of Common Stock on the date of exercise.

(2)	Represents the difference between $11.30, the closing price of Common Stock on June 30, 2004, and the exercise price of the options.

Director Compensation

     During fiscal 2004, each director of Collegiate Pacific who is not an employee of Collegiate Pacific or any of its subsidiaries received an annual retainer of $7,500. In addition, directors who are not employees of Collegiate Pacific or any of its subsidiaries receive an annual grant of 2,500 options at an exercise price equal to the prevailing market price of the Company’s Common Stock on the date granted, which is usually shortly after the end of each fiscal year of the Company. Collegiate Pacific reimburses directors for the reasonable expenses associated with attending Board and Board committee meetings.

Employment Contracts and Change in Control Agreements

     None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table presents, as of October 22, 2004, information relating to the beneficial ownership of Collegiate Pacific Common Stock by (1) each person know to Collegiate Pacific to own beneficially more than 5% of the outstanding shares of Collegiate Pacific Common Stock, (2) each director nominee of Collegiate Pacific, (3) each of the Chief Executive Officer and the four other most highly compensated executive officers of Collegiate Pacific who served in such capacities as of June 30, 2004 (the “Named Executive Officers”), and (4) all executive officers and directors of Collegiate Pacific as a group.

     Unless otherwise indicated, beneficial owners listed here may be contacted at Collegiate Pacific’s corporate headquarters at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. For each listed person, the number of shares of common stock and percent of class listed includes shares of common stock that may be acquired by such person upon the exercise of stock options that are or will be exercisable within 60 days of October 22, 2004.

					Total as a
			Options		Percentage of
	Number of		Exercisable	Total	Shares
	Shares		Within 60	Beneficial	Outstanding
Beneficial Owner	Owned		Days	Ownership	(if 1% or more)[a]
Ashford Capital Management, Inc. P.O. Box 4172 Wilmington, Delaware 19807	518,300	[b]	—	518,300	5.2%
Michael J. Blumenfeld	2,067,276		130,000	2,197,276	21.7%
Adam Blumenfeld	242,100		115,000	357,100	3.5%
Jeff Davidowitz	140,302	[c]	13,500	153,802	1.5%
Arthur J. Coerver	72,790	[d]	43,000	115,790	1.2%
William H. Watkins, Jr.	43,803	[e]	13,500	57,303	*
Harvey Rothenberg	17,117	[f]	68,000 [f]	85,117	*
Robert W. Hampton	—		10,000	10,000	*
William R. Estill	4,758		50,000	54,758	*
Chadd Edlein	14,000		41,000	55,000	*
Directors and executive officers as a group (9 persons)	2,602,146		484,000	3,086,146	29.3%

*	- The percentage of shares beneficially owned does not exceed 1%.

a	- Based on the number of shares outstanding (10,048,899) at the close of business on October 22, 2004.

b	- Based on information filed on a Schedule 13G with the SEC on February 11, 2004.

c	- Includes (i) 34,751 shares held by Penn Footwear Retirement Trust of which Mr. Davidowitz is a trustee, (ii) 67,551 shares held by JIBS Equities LP of which Mr. Davidowitz is a general partner, (iii) 9,000 shares held by Penn Footwear, Inc. of which Mr. Davidowitz is President and a stockholder, (iv) 4,000 shares held by Oldfield Company of which Mr. Davidowitz is President and a stockholder, (v) 10,000 shares held by DVD Partners LP of which Mr. Davidowitz is a general partner, and (vi) 10,000 shares held by 3D Partners LP of which Mr. Davidowitz is general partner.

d	- Includes (i) 6,700 shares held in trust for the benefit of Mr. Coerver and (ii) 1,212 shares held by Mr. Coerver’s spouse.

e	- Includes 30,303 shares held in trust for the benefit of Mr. Watkins.

f	- Includes (i) 1,687 shares held in trust for the benefit of Mr. Rothenberg’s minor child, (ii) 3,430 shares held in trust for the benefit of Mr. Rothenberg and (iii) 6,000 shares issuable upon exercise of employee stock options held by Mr. Rothenberg’s spouse.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Officers and Directors

     In February 2000, the Company issued $2,235,000 of Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of the Notes were issued to Michael J. Blumenfeld in exchange for an equal amount of subordinated notes originally issued to Mr. Blumenfeld in exchange for cash. The remaining notes were issued in exchange for cash in the amount of approximately $1.4 million. In April 2000, all of the note holders converted the outstanding balance under the Notes into shares of Common Stock at a conversion price of $3.30 per share, resulting in the issuance of 677,267 shares of Common Stock.

     The following table sets forth the principal amount of the notes and the number of shares the notes were converted into by each officer and director of the Company.

		Number of Shares
		Issued Upon
	Principal Amount	Conversion
Name of Note Holder	of Note($)	of Note
Michael J. Blumenfeld	1,500,000	454,545
William A. Watkins, Jr.	100,000	30,303
Arthur J. Coerver	50,000	15,151
Jeff Davidowitz	100,000	30,302
Harvey Rothenberg	15,000	4,545

     On October 7, 2003, Michael J. Blumenfeld, the Company’s Chief Executive Officer, sold on a firm commitment basis directly to Roth Capital Partners, LLC, 1,000,000 warrants at a per warrant price of $1.95. Under the terms of the offering, Roth Capital immediately exercised the warrants and the Company issued 1,000,000 shares of its common stock directly to Roth Capital. Roth Capital sold these shares to institutional investors at a price of $6.95 per share. Collegiate Pacific received $5,000,000 before commissions and expenses, from the exercise of the warrants. The Company paid a commission to Roth Capital of $450,000 in connection with the sale of the warrants in the offering and the issuance to Roth Capital of the shares of common stock upon Roth Capital’s exercise of the warrants.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market

     Our common stock trades on the American Stock Exchange under the symbol “BOO”. The following table sets forth the high and low sale prices for our common stock during each of the periods indicated, as reported on the American Stock Exchange.

	Fiscal 2005		Fiscal 2004		Fiscal 2003
Calendar Period	Low	High	Low	High	Low	High
July 1 – September 30	$8.45	$11.39	$6.50	$8.10	$4.70	$6.15
October 1 – December 31			7.50	9.27	5.75	6.35
January 1 – March 31			8.75	10.30	4.15	5.92
April 1 – June 30			8.95	11.30	4.56	6.65

Holders

     As of October 22, 2004, there were approximately 335 holders of record of our common stock, and there were 10,048,899 shares of common stock issued and outstanding.

Dividends

     We began paying a cash dividend of $0.02 per share on October 11, 2002, to all shareholders of record on September 30, 2002. We also declared a quarterly cash dividend of $0.02 per share on outstanding common stock for the fiscal quarters ended December 31, 2002 and March 31, 2003. The quarterly dividend for the quarters ended June 30, 2003, September 30, 2003, December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004, was increased to $0.025 per share. Since commencing cash dividends, we have paid approximately $829,448 to our shareholders. Future dividends may be paid only when, as, and if declared by our Board of Directors in its sole discretion, and will be dependent upon then existing conditions, including the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the Board deems relevant.

Transfer Agent, Registrar and Dividend Disbursing Agent for Common Stock

Continental Stock Transfer and Trust Company
17 Battery Place
New York, NY 10004

The table below shows information related to our equity compensation plans as of October 22, 2004:

Equity Compensation Plan Information

Number of Securities
Remaining Available for
	Number of Securities		Future Issuance Under
	to be Issued Upon	Weighted-Average	Equity Compensation
	Exercise of	Exercise Price of	Plans (excluding
	Outstanding Options,	Outstanding Options	Securities Reflected in
Plan Category	Warrants and Rights	Warrants and Rights	Column (a))

	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	1,022,300	$7.24	224,300
Equity Compensation Plans Not Approved by Security Holders	—	—	—

Total	1,022,300	$7.24	224,300

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements in Management’s Discussion and Analysis are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results may differ materially from expectations as of the date of this filing because of the factors discussed below under the “Factors That Could Affect Future Results” section and elsewhere in this Annual Report.

     Collegiate Pacific Inc. (“Collegiate Pacific,” “we,” “us,” “our,” or the “Company”) is a premier marketer, manufacturer and distributor of sporting goods and equipment, team uniforms, physical education, recreational and leisure products primarily to the institutional market in the United States. The institutional market generally consists of youth sports programs, park and recreational organizations, schools, colleges, churches, government agencies, athletic teams, athletic clubs and dealers. We sell our products directly to our customers primarily through the distribution of our unique, informative catalogs and fliers, our strategically located road sales professionals, our telemarketers and the Internet. We offer a broad line of sporting goods and equipment and other recreational products, as well as provide after-sale customer service. We currently market approximately 4,500 sports related equipment products, team uniforms and recreational related equipment and products to over 300,000 potential institutional, retail, Internet, sports teams and sporting good dealer type customers. Since commencing operations in early 1998, we have sold our products to approximately 80,000 customers. References herein to “fiscal 2003,” “fiscal 2004” and “fiscal 2005” refer to our fiscal years ended or ending, as the case may be, June 30, 2003, 2004 and 2005, respectively.

Overview

     We believe that over the past few years the consolidation of the traditional team dealers and the small, independent sporting goods retailers is leading to a consolidation of the sporting goods industry. We believe this consolidation of the sporting goods industry has contributed to the shift of sales from traditional, retail store front sites to sales from catalogs, direct telephone marketing and the Internet to satisfy the product and service needs of the sporting goods market, especially the institutional market. Collegiate Pacific believes the most successful sporting goods companies will be those with greater financial resources and the ability to produce or source high-quality, low cost products, deliver those products directly to customers on a timely basis without the “middleman” and access distribution channels with a broad array of products and brands.

     As a result of this market trend, Collegiate Pacific has embarked upon an aggressive program to leverage its existing operations and to complement and diversify its product offerings within the sporting goods and recreational products. We intend to implement our internal growth strategy by continuing to improve operating efficiencies, extending our product offerings through new product launches and maximizing our distribution channels. In addition, Collegiate Pacific will seek strategic acquisitions and relationships with other sporting goods companies with well established brands and with complimentary distribution channels.

     During fiscal 2004, Collegiate Pacific made significant progress towards achieving its strategic objectives as follows:

•	Acquiring by merger Corona, California based Tomark Inc., a leading distributor and installer of sporting goods and related equipment, establishing Collegiate Pacific’s presence on the west coast;

•	Acquiring substantially all of the operating assets of Richmond, Indiana based Kesslers Sport Shop, Inc., one of the largest team dealers in the United States, establishing Collegiate Pacific’s presence as a team dealer and adding team uniforms to its product line;

•	Balancing the seasonality of its business and strengthening its customer relationships by acquiring the team dealer discussed above;

•	Expanding its football and baseball product offerings through the acquisitions discussed above, which provides the Company with an additional platform for future growth opportunities;

•	Introducing a number of new products during fiscal 2004 as a means to drive organic growth; and

•	Replacing its revolving line of credit with a new revolving credit facility of $12 million, which provides the Company with more opportunity and flexibility to make progress towards its strategic objectives.

     Collegiate Pacific has begun to see results from its efforts reflected in its financial performance. Net sales for fiscal 2004 improved 87.7% to $39.6 million from fiscal 2003 due primarily to the acquisitions Collegiate Pacific completed during fiscal 2004, as well as organic growth from the sale of the Company’s existing products. Gross profit improved to $14.2 million, or 35.9% of net sales, in fiscal 2004 compared to $7.8 million, or 37.0% of net sales, in fiscal 2003. The decrease in gross margin for fiscal 2004, compared to fiscal 2003, was mainly due to the increase in sales of soft good products, which generally have slightly lower gross margins. Other factors which affect gross margin are the cost of freight, which is influenced by oil prices, the cost of raw materials used in the manufacturing process and the Company’s ability to timely pass these changes to variable costs on to its customers. Operating profit for fiscal 2004 increased to $3.2 million, or 8.1% of net sales, as compared to operating profit of $968 thousand, or 4.6% of net sales, in fiscal 2003. The increase in operating profit reflects higher sales volume, partially offset by higher selling and general and administrative expenses. The increase in selling, general and administrative expenses in fiscal 2004 was attributable to Collegiate Pacific’s acquisitions during fiscal 2004, an increase in personnel related costs incurred in connection with additional sales personnel and a slight increase in general insurance costs incurred in connection with the Company’s growth. Unlike our operating results for fiscal 2003 that included an income tax benefit, our operating results for fiscal 2004 included a provision for income taxes.

Matters Affecting Comparability

     Collegiate Pacific’s operating results for fiscal 2004 include the operating results for its acquisitions completed during fiscal 2004, beginning with the date of each acquisition. Approximately $13.8 million of the $18.5 million increase in net sales, when compared to fiscal 2003, is attributable to Collegiate Pacific’s acquisitions during fiscal 2004 as discussed below. However, our operating results for fiscal 2004 do not include any operating results for our acquisition of all of the outstanding stock of Dixie Sporting Goods Co., Inc., which we completed in July 2004. Our acquisition of Dixie will be reflected in the operating results we report in our quarterly report on Form 10-QSB for the first three months of fiscal 2005 ending on September 30, 2004.

Consolidated Results of Operations

     The following table compares selected financial data from the Consolidated Statements of Operations for fiscal 2004 and fiscal 2003:

			Fiscal 2004 vs. Fiscal 2003
			Increase/(Decrease)
	Fiscal 2004	Fiscal 2003	Dollars	Percentage
	(dollars in thousands, except per share amounts)
Net sales	$39,562	$21,076	$18,486	87.7%
Gross profit	14,189	7,807	6,382	81.7%
Operating profit	3,204	968	2,236	230.9%
Net income	1,884	1,254	630	50.2%
Diluted earnings per share	$0.25	$0.27	$(0.02)	(7.4)%

     Expressed as a percentage of sales:

	Fiscal 2004	Fiscal 2003
Gross margin (a)	35.9%	37.0%
Selling, general and administrative expense	27.5%	32.2%
Operating profit	8.1%	4.6%

(a)	Gross margin is defined as gross profit divided by net sales as presented in the Consolidated Statements of Operations.

Acquisitions

     On January 9, 2004, Collegiate Pacific completed the acquisition of Tomark in a merger transaction. Tomark, a privately held company founded in 1985, is a marketer, distributor, manufacturer and installer of sporting goods and related equipment primarily to the institutional market in the State of California. We paid the former stockholders of Tomark, a total of $5.25 million (excluding transaction costs), which consisted of $2.5 million in cash, $250 thousand in promissory notes and 270,562 shares of our common stock valued at $2.5 million. Our wholly owned subsidiary, Tomark Sports, Inc., employs the two former Tomark stockholders. The results of operations of Tomark, since the date of acquisition, have been included in our consolidated financial statements for the fiscal year ended June 30, 2004.

     On April 1, 2004, Collegiate Pacific completed the acquisition of substantially all of the operating assets of Kesslers Sport Shop, Inc. (now known as RPD Services, Inc.) in exchange for cash and shares of our common stock. Kesslers, a privately held company founded in 1964, is one of the nation’s largest team dealers of sporting goods, team apparel and related equipment. We paid Kesslers a total of approximately $13.75 million (excluding transaction costs and the assumption of approximately $4.7 million of existing debt), which consisted of 906,250 shares of our common stock valued at $7.25 million and a cash payment of $6.5 million.

     Our wholly owned subsidiary, Kesslers Team Sports, Inc., employs the three former managers of Kesslers. We also entered into a lease with RPD Services, Inc. for its 76,000 square foot warehouse and distribution facility in Richmond, Indiana. The term of the lease runs through early 2009 and the monthly rental rate is $11,400. See Description of Properties above. The results of operations of Kesslers, since the date of acquisition, have been included in our consolidated financial statements for the fiscal year ended June 30, 2004.

     On July 26, 2004, after the end of our fiscal 2004, we completed our acquisition of Richmond, Virginia based Dixie Sporting Goods Co., Inc. in exchange for a combination of cash, notes and shares of our common stock. Our wholly owned subsidiary, Dixie Sporting Goods Co., Inc. (“Dixie”), now employs the former management team of Dixie. Dixie is a leading supplier of team uniforms and sporting goods equipment throughout the Mid-Atlantic United States. Our operating results for fiscal 2004 do not include the operating results for our acquisition of Dixie.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

     Net Sales. Net sales for fiscal 2004 totaled $39.6 million compared to $21.1 million in fiscal 2003, an increase of $18.5 million, or 87.7%. Net sales grew by a combined $13.8 million from the businesses acquired during fiscal 2004 and the growth in our existing catalog operations of approximately $4.7 million. The increase in sales for our existing catalog operations was due to our expanded product offerings and the overall growth in our customer base. We believe future net sales will continue to rise from current levels, however, no assurances can be made that any future increases in net sales will be at the same rate. We also believe that seasonality in our net sales will continue to be a factor in future periods because of the budgeting procedures of our customers and the seasonal demand for our products. We believe, however, we have reduced the seasonality of our net sales by acquiring Kesslers and Dixie. As a result, we continue to see an increase in demand for our products during the first and fourth quarters of our fiscal year (July through September and April through June, respectively).

     Gross Profit. Gross profit for fiscal 2004 was $14.2 million, or 35.9% of net sales, compared with $7.8 million, or 37.0% of net sales, in fiscal 2003. The improvement in gross profit dollars for the year was attributable to the increase in sales volume. The decrease in gross margin for fiscal 2004, compared to fiscal 2003, was mainly due to the increase in sales of soft good products, which generally has slightly lower gross margins. In fiscal 2004, Tomark and Kesslers contributed a combined gross profit of $4.7 million and gross profit percentage of 34.1%. Other factors which affect gross profit are the cost of freight, which is influenced by oil prices, the cost of raw materials used in the manufacturing process and the Company’s ability to timely pass these changes to variable costs on to its customers.

     Selling, General and Administrative Expense. Selling, general and administrative expenses for fiscal 2004 were $10.9 million, or 27.5% of net sales, compared with $6.8 million, or 32.2% of net sales, in fiscal 2003. The increase in fiscal 2004 was attributable to Collegiate Pacific’s acquisitions in fiscal 2004, which resulted in increased expenses of $3.3 million, an increase in personnel related costs incurred in connection with additional sales personnel and a slight increase in general insurance costs incurred in connection with the Company’s growth.

     Operating Profit. Operating profit for fiscal 2004 increased to $3.2 million, or 8.1% of net sales, compared to operating profit of $968 thousand, or 4.6% of net sales, in fiscal 2003. The increase in operating profit is mainly attributable to higher sales volume, partially offset by higher selling and general and administrative expenses.

     Interest Expense. Interest expense for fiscal 2004 decreased to $52 thousand, or 38.0%, compared with $85 thousand in fiscal 2003. The decrease in interest expense was primarily attributable to lower average borrowing levels during fiscal 2004, which can be attributed to the funds received from the exercise of the warrants, and lower interest rates. See “Liquidity and Capital Resources.”

     Income Taxes. Income tax expense for fiscal 2004 increased to $1.3 million. The Company eliminated its valuation allowance on net deferred tax assets at the end of fiscal 2003 and recorded an income tax benefit of $350 thousand during fiscal 2003. Income tax expense for fiscal 2003, would have been approximately $330 thousand had the Company not reversed the valuation allowance. The Company expects to record tax expense on all future net income at the Company’s effective tax rate, which was 41.0% for fiscal 2004.

     Net Income. Net income for fiscal 2004 increased to $1.9 million, or 4.8% of net sales, compared to net income of $1.3 million, or 6.0% of net sales, in fiscal 2003. The increase in net income was attributable to increased sales activity, as well as a decrease in selling, general and administrative expenses as a percentage of net sales, all of which was offset by the increase in income tax expense.

Liquidity and Capital Resources

     Cash and cash equivalents totaled approximately $7.5 million at June 30, 2004, compared to $366 thousand at June 30, 2003. Collegiate Pacific’s operating activities provided $151 thousand in cash during fiscal 2004 compared to approximately $214 thousand in fiscal 2003. The decrease in cash provided by operating activities is due to an increase in accounts receivable and inventories during the year.

     Net cash used in investing activities was $12.9 million, compared to $222 thousand in fiscal 2003. The increase in cash used in fiscal 2004 was due to cash used for acquisition activities during fiscal 2004 of $12.6 million, which is net of the amount of cash acquired in connection with acquisition activities. No material commitments for capital expenditures existed as of June 30, 2004.

     Cash provided by financing activities in fiscal 2004 was $19.8 million compared with $106 thousand for fiscal 2003. The cash provided by financing activities in fiscal 2004 compared to cash provided in the prior fiscal year was due to an increase in cash of $21.3 million from the exercise of outstanding options and warrants, partially offset by the payment of cash dividends in the amount of $573 thousand, repayments of long-tem debt in the amount of $865 thousand and the purchase of treasury shares in the amount of $41 thousand.

     On April 14, 2004, the Company announced its Board of Directors had unanimously authorized the Company to call all outstanding warrants for cancellation effective as of May 21, 2004. Any warrant that was not exercised by the close of business on May 20, 2004, was cancelled and became entitled to receive $0.05 for each share of Collegiate Pacific’s common stock that could have been acquired upon the exercise of the warrant prior to cancellation. The per share exercise price of the warrants was $5.00 per share.

     Of the 4,244,607 warrants that were originally issued by us as a dividend to our stockholders in May 2000, a total of 4,199,599 warrants were exercised during fiscal 2004 before the cancellation date and approximately 45,008 were cancelled, which required the Company to pay those former holders a total of approximately $2,250 upon cancellation. As a result, the Company received a total of $20.9 million from the exercise of warrants during fiscal 2004. Of that amount, the Company received approximately $5.0 million, before commissions and expenses, in a single transaction from the exercise of 1.0 million warrants by Roth Capital Partners, LLC (“Roth”). Roth purchased the 1.0 million warrants from Michael J. Blumenfeld, the Company’s Chairman and Chief Executive Officer. In October 2003, Mr. Blumenfeld completed an offering on a firm commitment basis directly to Roth of 1.0 million warrants held by Mr. Blumenfeld at a per warrant price of $1.95. Under the terms of the offering, Roth immediately exercised the Warrants and the Company issued 1.0 million shares of its common stock directly to Roth. Roth sold these shares to institutional investors at a price of $6.95 per share. The

Company paid a commission to Roth of $480 thousand in connection with the sale of the warrants in the offering and the issuance to Roth of the shares of common stock upon Roth’s exercise of the warrants. The Company used the net proceeds it received from the exercise of the warrants for working capital and general corporate purposes, as well as to finance the acquisitions we completed during fiscal 2004.

     Current assets as of June 30, 2004, totaled approximately $28.0 million, thereby providing the Company with working capital of approximately $20.7 million.

     The Company’s principal external source of liquidity is its $12.0 million revolving line of credit with Merrill Lynch Business Financial Services Inc. (the “Credit Facility”) collateralized by all of the assets of Collegiate Pacific and its subsidiaries. Total availability under the Credit Facility is determined by a borrowing formula based on eligible trade receivables and inventories that provides for borrowings against up to 80% of its eligible trade receivables and 50% of its eligible inventories, but not to exceed $12 million. The Credit Facility expires on December 31, 2005. Borrowings under the Credit Facility bear interest at the rate of 2.25% plus the one-month LIBOR rate (1.35% at June 30, 2004). As of June 30, 2004, there was no balance outstanding under the Credit Facility, leaving the Company with approximately $12 million of availability under the terms of the borrowing base formula of the Credit Facility. The Credit Facility contains customary covenants and the Company must maintain certain financial ratios pertaining to its fixed charges and total debt to (a) total net worth and (b) earnings before interest, taxes, depreciation and amortization. The Company entered into an amendment to the Credit Facility in August 2004 to clarify the calculations of its financial ratios after taking into account the Company’s recent acquisitions. The Company is currently in compliance with all financial covenants and management does not believe that the financial covenants set forth in the Credit Facility will have an adverse impact on its operations or future plans.

     The following table summarizes the outstanding borrowings and long-term contractual obligations of the Company at June 30, 2004, and the effects such obligations are expected to have on liquidity and cash flow in future periods.

		Payments due by Period
		Less than			After
Contractual Obligations	Total	1 year	1 - 3 years	4 - 5 years	5 years
	(dollars in thousands)
Long-term debt (1)	$—	$—	$—	$—	$—
Operating Leases (2)	2,614	823	1,342	449	—
Redeemable common stock (3)	7,250	—	7,250	—	—

Total contractual cash obligations	$9,864	$823	$8,592	$449	$—

(1)	See Note 7 to Notes to Consolidated Financial Statements for additional information on Collegiate Pacific’s long-term debt obligations.

(2)	See Note 11 to Notes to Consolidated Financial Statements for additional information on Collegiate Pacific’s operating leases.

(3)	See Note 3 to Notes to Consolidated Financial Statements for additional information on Collegiate Pacific’s redeemable common stock liabilities. As of September 29, 2004, the Company’s obligation to redeem any of its outstanding common stock expired.

     We believe the Company will satisfy its short-term and long-term liquidity needs from borrowings under the Credit Facility and cash flows from operations. We may experience periods of higher borrowing under the Credit Facility due to the seasonal nature of our business cycle. We are actively seeking expansion through acquisitions and/or joint ventures, and the success of such efforts may require additional bank debt, equity financing, or private financing.

Subsequent Events

     In July 2004, the first month of fiscal 2005, we completed the acquisition of Dixie in exchange for cash, notes and shares of our common stock. Dixie, a privately held company founded in 1965, is one of the nation’s largest team dealers of sporting goods and related equipment. We acquired all of the outstanding shares of Dixie’s common stock in exchange for 148,662 shares of our common stock valued at $1.5 million, a cash payment of $4.0 million, $0.5 million of notes and up to an additional $1.0 million in the form of an earnout if the net income of Dixie exceeds certain target levels in the 17 month period ending December 31, 2005, resulting in a total purchase price of approximately $7.0 million (excluding transaction costs). Our wholly owned subsidiary, Dixie Sporting Goods Co., Inc., employs the two former Dixie shareholders. The results of operations of Dixie have not been included in our consolidated financial statements for the fiscal year ended June 30, 2004. See Note 13 to Notes to Consolidated Financial Statements.

Newly Adopted Accounting Standards

     None.

Critical Accounting Policies

     Collegiate Pacific’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses, and related disclosures of contingent assets and liabilities.

     Discussed below are several significant accounting policies, which require the use of judgments and estimates that may materially affect the consolidated financial statements. The estimates described below are reviewed from time to time and are subject to change if the circumstances so indicate. The effect of any such change is reflected in results of operations for the period in which the change is made. Establishment of the reserves affecting inventories and the allowance for doubtful accounts are among the most important. Our significant accounting policies are more fully described in Note 2 to Notes to Consolidated Financial Statements.

     Inventories. Inventories are valued at the lower of cost or market value. Cost is determined using the standard cost method for items manufactured by us and the weighted-average cost method for items purchased for resale. We record adjustments to our inventories for estimated obsolescence or diminution in market value equal to the difference between the cost of inventory and the estimated market value, based on market conditions from time to time. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual experience if future economic conditions, levels of customer demand or competitive conditions differ from expectations. Because valuing our inventories requires significant management judgment and our failure to write-down obsolete inventory could have an impact on our future results of operations, we believe that the accounting estimate related to our inventories is a “critical accounting estimate.” Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our Board of Directors.

     Allowance for Doubtful Accounts. We evaluate the collectibility of accounts receivable based on a combination of factors. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collected. For all other customers, reserves are established based on historical bad debts, customer payment patterns and current economic conditions. The establishment of these reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required resulting in an additional charge to expenses when made. Because estimating our uncollectible accounts requires significant management judgment and our use of different estimates that we reasonably could have used would have an impact on our reported accounts receivable balance, we believe the accounting estimate related to our allowance for doubtful accounts is a “critical accounting estimate.” Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our Board of Directors.

     At June 30, 2004, our total allowance for doubtful accounts was approximately $636 thousand, an increase of $514 thousand from fiscal 2003. The increase in the amount of our allowance for doubtful accounts for fiscal 2004 is mainly attributable to allowances for doubtful accounts that arose from business acquisitions completed during fiscal 2004, as well as an increase in accounts receivable at June 30, 2004 compared to June 30, 2003. See Note 2 to Notes to Consolidated Financial Statements.

     Intangible Assets. We assess the recoverability of the carrying value of long-lived assets periodically. If circumstances suggest that long-lived assets may be impaired, and a review indicates that the carrying value will not be recoverable, the carrying value is reduced to its estimated fair value. As of June 30, 2004, the balance sheet includes approximately $17.7 million of goodwill and intangible assets, net, and $831 thousand of fixed assets, net. The Company has concluded that no impairment exists. Because estimating the recoverability of the carrying value of long-lived assets requires significant management judgment and that our use of different estimates that we reasonably could have used would have an impact on our reported net long-lived assets, we believe that the accounting estimates related to our impairment testing are “critical accounting estimates.” Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our Board of Directors.

DESCRIPTION OF SECURITIES

General

     Our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value. We also refer you to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on September 9, 1999, including all amendments or reports filed for the purpose of updating the description, which discusses the terms of our capital stock.

Common Stock

     As of October 22, 2004, there were 10,048,899 shares of our common stock issued and outstanding. All outstanding shares of our common stock are fully paid and nonassessable. The holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. See “Dividends.” In the event of liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

     As of the date of this prospectus, there are no outstanding shares of preferred stock. The Board of Directors may authorize the issuance of preferred stock in one or more series and may determine, with respect to any such series, the designations, powers, preferences, and rights of such series, and its qualifications, limitations, and restrictions, including, without limitation:

•	The designation of the series;

•	The number of shares of the series, which number the Board of Directors may (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding);

•	Whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•	The conditions upon which and the dates at which dividends, if any, will be payable, and the relation that such dividends, if any, will bear to the dividends payable on any other class or classes of stock;

•	The redemption rights and price or prices, if any, for shares of the series;

•	The terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	The amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company;

•	Whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments, the date or dates as of which such shares will be convertible and all other terms and conditions upon which such conversion may be made; and

•	The voting rights, if any, of the holders of shares of such series.

Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaws

     Delaware Business Combination Statute. We are subject to Section 203 of the Delaware General Corporation Law. Such section provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

     Limitation on Call of Special Meetings of Stockholders. Under the Delaware General Corporation Law, special meetings of stockholders may be called by our Board of Directors or by such other persons as may be authorized by our certificate of incorporation or bylaws. Our certificate of incorporation and bylaws provide that special meetings may be called by the President or by the Secretary of the Company at the request in writing of a majority of the members of our Board of Directors, or at the request in writing of stockholders of record owning at least one-tenth of all shares issued and outstanding and entitled to vote at such meeting. Except as otherwise required by law or our certificate of incorporation or bylaws, no business may be transacted at any special meeting of stockholders other than the items of business stated in the notice of such meeting.

     Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to (a) the nomination, other than by or at the direction of our Board of Directors, of candidates for election to our Board of Directors and (b) certain business to be brought by a stockholder before an annual meeting of stockholders.

     The provision regarding nomination, by requiring advance notice of nominations by stockholders, affords our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders about such qualifications.

     The other provision, by requiring advance notice of business proposed by a stockholder to be brought before an annual meeting, provides a more orderly procedure for conducting annual meetings of stockholders and provides our Board of Directors with a meaningful opportunity prior to the meeting to inform stockholders, to the extent deemed necessary or desirable by our Board of Directors, of any business proposed to be conducted at such meeting, together with any recommendation of our Board of Directors. This provision does not affect the right of stockholders to make stockholder proposals for inclusion in proxy statements for our annual meetings of stockholders pursuant to the rules of the Securities and Exchange Commission.

     Although these bylaw provisions do not give our Board of Directors any power to approve or disapprove of stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual meeting of stockholders if the proper procedures are followed, these bylaw provisions may have the effect of precluding a nomination or precluding the conduct of business at a particular annual meeting, and may make it difficult for a third party to conduct a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us, even if such a solicitation or attempt might be beneficial to us and our stockholders.

Stock Transfer Agent and Registrar

     The stock transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Stockholder Reports

     We furnish our stockholders with annual reports containing audited financial statements and may furnish our stockholders quarterly or semi-annual reports containing unaudited financial information.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for the Company by Lidji & Dorey, A Professional Corporation, Dallas, Texas.

EXPERTS

     The consolidated financial statements of (a) the Company as of June 30, 2004 and June 30, 2003, and for the years then ended, and (b) the consolidated financial statements of Dixie Sporting Goods Co., Inc., as of December 31, 2003, and for the year then ended, are included in the Registration Statement of which this prospectus is a part in reliance on the reports of Grant Thornton LLP, independent registered public accounting firm, which reports are included herein. The consolidated financial statements audited by Grant Thornton LLP have been included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

INDEMNIFICATION

     Section 145(a) of the Delaware General Corporation Law, or the “DGCL,” provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding if that person acted in good faith and in a manner that person reasonably believes to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that person in connection therewith.

     Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because that person has met the standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by the other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Certificate of Incorporation

     Our Certificate of Incorporation provides that none of our directors shall be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to our company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for a transaction from which the director derived an improper personal benefit or (d) in respect of certain unlawful dividend payments or stock purchases or redemptions. If the DGCL is amended to authorize any further elimination or limitation of the liability of directors, then the liability of one of our directors shall be eliminated or limited to the fullest extent required by the DGCL, as so amended. Further, any repeal or modification of such provision of our Certificate of Incorporation by our stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of any of our directors existing at the time of such repeal or modification.

Bylaws

     Our Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was or has agreed to become one of our directors or officers or is or was serving or has agreed to serve at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceedings is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by our Company to the fullest extent authorized by the DGCL, as in effect or as it may be amended from time to time, against all expense, liability and loss (including without limitation, attorneys’ fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnification hereunder and shall inure to the benefit of his or her heirs, executors and administrators. Our Bylaws also contain certain provisions designed to facilitate receipt of such benefits by any such persons.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors of Collegiate Pacific Inc.

We have audited the accompanying consolidated balance sheets of Collegiate Pacific Inc. and its subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Collegiate Pacific Inc. and its subsidiaries as of June 30, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas
August 24, 2004

COLLEGIATE PACIFIC INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 AND 2003

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,473,145	$365,713
Accounts receivable, net of allowance for doubtful accounts of $635,531 and $121,139, respectively	10,683,860	2,702,551
Inventories	9,214,063	3,691,615
Current portion of deferred taxes	149,414	102,171
Prepaid expenses and other current assets	496,912	218,030

Total current assets	28,017,394	7,080,080
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $870,394 and $629,205, respectively	831,205	541,055
INTANGIBLE ASSETS, net of accumulated amortization of $346,238 and $227,305, respectively	429,833	339,066
GOODWILL	17,308,487	544,375
DEFERRED INCOME TAXES	100,812	304,646
OTHER ASSETS, net	259,012	16,102

Total assets	$46,946,743	$8,825,324

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,983,603	$1,642,732
Accrued liabilities	1,283,553	205,505
Dividends payable	247,128	107,704
Current portion of long-term debt	124,800	—
Income taxes payable	700,850	54,789

Total current liabilities	7,339,934	2,010,730
REDEEMABLE COMMON STOCK (see Note 3)	7,250,000	—
LONG-TERM DEBT	73,200	800,000
COMMITMENTS	—	—
STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value, 50,000,000 shares authorized; 9,884,142 and 4,308,169 shares issued, respectively	98,842	43,082
Additional paid-in capital	31,469,423	6,387,090
Retained earnings	1,372,795	201,065
Treasury stock at cost, 86,026 and 80,326 shares, respectively	(657,451)	(616,643)

Total stockholders’ equity	32,283,609	6,014,594

Total liabilities and stockholders’ equity	$46,946,743	$8,825,324

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIATE PACIFIC INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
Net sales	$39,561,521	$21,075,893
Cost of sales	25,372,325	13,268,532

Gross profit	14,189,196	7,807,361
Selling, general and administrative expenses	10,866,254	6,780,705
Amortization expense	119,232	58,300

Operating profit	3,203,710	968,356

Other income (expense):
Interest income	22,388	3,200
Interest expense	(52,415)	(84,525)
Other	18,376	17,186

Total other expense	(11,651)	(64,139)

Income before income taxes	3,192,059	904,217
Income tax provision (benefit)	1,308,367	(349,632)

Net income	$1,883,692	$1,253,849

Weighted average number of shares outstanding:
Basic	6,324,950	4,225,784

Diluted	7,571,910	4,669,574

Net income per share common stock – basic	$0.30	$0.30

Net income per share common stock – diluted	$0.25	$0.27

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIATE PACIFIC INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

			ADDITIONAL	RETAINED EARNINGS
	COMMON STOCK		PAID-IN	(ACCUMULATED	TREASURY STOCK
	SHARES	AMOUNT	CAPITAL	DEFICIT)	SHARES	AMOUNT	TOTAL
Balances at July 1, 2002	4,300,659	$43,007	$6,607,546	$(945,080)	59,526	$(496,413)	$5,209,060
Issuance of stock for cash	7,510	75	36,455	—	—	—	36,530
Cash dividends	—	—	(256,911)	(107,704)	—	—	(364,615)
Purchase of stock for cash	—	—	—	—	20,800	(120,230)	(120,230)
Net income	—	—	—	1,253,849	—	—	1,253,849

Balances at June 30, 2003	4,308,169	43,082	6,387,090	201,065	80,326	(616,643)	6,014,594
Issuance of stock for cash, net of offering costs of $589,721	4,399,161	43,992	21,252,851	—	—	—	21,296,843
Issuance of stock for business acquisitions	1,176,812	11,768	3,829,482	—	—	—	3,841,250
Cash dividends	—	—	—	(711,962)	—	—	(711,962)
Purchase of stock for cash	—	—	—	—	5,700	(40,808)	(40,808)
Net income	—	—	—	1,883,692	—	—	1,883,692

Balances at June 30, 2004	9,884,142	$98,842	$31,469,423	$1,372,795	86,026	$(657,451)	$32,283,609

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIATE PACIFIC INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,883,692	$1,253,849
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation expense	241,167	183,571
Amortization expense	119,233	58,300
Provision for uncollectible accounts receivable	194,620	78,373
Deferred income taxes	170,805	(406,817)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(1,225,153)	(789,927)
Inventories	(1,222,431)	(706,812)
Prepaid expenses and other current assets	(52,640)	(68,588)
Other assets, net	(177,239)	(7,553)
Accounts payable	322,767	488,334
Accrued expenses	(749,390)	76,857
Income taxes payable	646,061	54,789

Net cash provided by operating activities:	151,492	214,376

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(215,611)	(222,351)
Purchase of subsidiaries, net of cash acquired of $798,831	(12,646,829)	—

Net cash used in investing activities:	(12,862,440)	(222,351)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings under line of credit	6,571,798	800,000
Payments on notes payable and line of credit	(7,436,916)	(353,063)
Purchase of treasury stock	(40,808)	(120,230)
Payment of dividends	(572,537)	(256,911)
Proceeds from issuance of common stock	21,296,843	36,530

Net cash provided by financing activities:	19,818,380	106,326

Increase in cash and cash equivalents	7,107,432	98,351
Cash and cash equivalents, beginning of year	365,713	267,362

Cash and cash equivalents, end of year	$7,473,145	$365,713

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$52,415	$84,525

Cash paid for income taxes	$480,000	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Fair value of assets acquired in business acquisitions	$11,897,034	$—

Liabilities assumed in business acquisitions	$8,714,750	$—

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

1. General:

     Collegiate Pacific Inc. (“CPI”) was incorporated on April 10, 1997 and commenced business in February 1998. Collegiate Pacific, Inc. is a Delaware corporation and is primarily engaged in the mail order marketing of sports equipment and team uniforms to schools, colleges, and other organizations throughout the United States.

2. Summary of Significant Accounting Policies:

     Consolidation. The consolidated financial statements include the balances and results of operations of CPI and its wholly owned subsidiaries Tomark Sports, Inc. (“Tomark”) and Kesslers Team Sports, Inc. (“Kesslers”). CPI, together with Tomark and Kesslers, are generally referred to herein as the “Company”. All significant intercompany balances and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents. The Company includes as cash and cash equivalents, all highly liquid investments with maturities of three months or less at the date of purchase.

     Financial Instruments and Credit Risk Concentrations. Financial instruments, which are potentially subject to concentrations of credit risk, consist principally of cash, accounts receivable, and notes payable. Cash deposits are placed with high credit, quality financial institutions to minimize risk. Accounts receivable are unsecured. The carrying value of these financial instruments approximates their fair value due to their short-term nature or their index tied to market rates.

     Accounts Receivable. The Company’s accounts receivable are due primarily from customers in the institutional and sporting goods dealer market. Credit is extended based on evaluation of each customer’s financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 days and are stated in amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than contractual payment terms are considered past due. The Company records allowances by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance in the period the payment is received.

     Changes in the Company’s allowance for doubtful accounts for the years ended June 30, 2004 and 2003 are as follows:

	2004	2003
Balance at beginning of period	$121,139	$96,181
Provision for uncollectible accounts receivable	194,620	78,373
Effect of business acquisitions	488,756	—
Accounts written off, net of recoveries	(168,984)	(53,415)

Balance at end of period	$635,531	$121,139

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

     Inventories. Inventories are carried at the lower of cost or market using the weighted-average cost method for items purchased for resale and the standard cost method for manufactured items. Inventory adjustments for estimated obsolescence or diminution in market value are recorded in an amount equal to the difference between the cost of inventory and the estimated market value, based on market conditions from time to time.

     Property and Equipment. Property and equipment includes office equipment, furniture and fixtures, manufacturing equipment, and vehicles. These assets are stated at cost and are depreciated over their estimated useful lives of 3 to 10 years using the straight-line method. The cost of maintenance and repairs is expensed as incurred and significant renewals and betterments are capitalized.

     License Agreements, Trademarks and Other Intangible Assets. License agreements represent amounts paid to acquire exclusive distribution rights for specific products and are amortized over their estimated useful lives of 5 to 10 years.

     Trademarks represent amounts paid to acquire the rights to brand specific products or categories of products with recognizable brands in certain sporting good categories and are amortized over 15 years.

     Other intangible assets represents a contractual backlog intangible asset acquired as part of the Company’s acquisition of substantially all of the operating assets of Kesslers Sports Shop, Inc. This asset is being amortized on a straight-line basis over its estimated useful life of nine months.

     The Company estimates the average remaining life of license agreements, trademarks, and other intangible assets to be 7 years.

     Goodwill. Goodwill represents the excess of the purchase price paid and liabilities assumed over the estimated fair market value of assets acquired and identifiable intangible assets. Goodwill is tested for impairment annually and whenever impairment indicators are present. If the fair value of goodwill is less than the carrying amount of goodwill, an impairment will be recognized. The assessment of whether goodwill has been impaired is based on the Company’s estimate of the fair value using a model which considers both a discounted future cash flow analysis and an analysis of market multiples.

     Valuation of Long-Lived Assets. The Company periodically evaluates the carrying value of depreciable and amortizable long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized in the amount that the carrying value of the assets exceeds their fair value.

     Revenue Recognition. The Company recognizes revenue upon its shipment of inventories to customers. A provision is made for returns, which are based upon historical rates of return experienced by the Company.

     Shipping and Handling Fees and Costs. Shipping and handling costs are included in cost of sales, while amounts billed are included in net sales.

     Advertising. Advertising costs are expensed as incurred. Advertising expenses for the fiscal years ended June 30, 2004 and 2003 were approximately $1.9 million and $1.8 million, respectively. No advertising costs were capitalized at June 30, 2004 or 2003.

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

     Stock Based Compensation. At June 30, 2004, the Company has a stock-based employee compensation plan, which is described more fully in Note 10. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. No stock-based compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market price of the underlying common stock on the date of grant. The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) SFAS No. 123, “Accounting for Stock-based Compensation,” to stock-based employee compensation:

	2004	2003
Net income, as reported	$1,883,692	$1,253,849
Add: stock-based employee compensation expense included in net income	—	—
Deduct: stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(442,403)	(1,109,690)

Pro forma net income	$1,441,289	$144,159

Net income per share common stock:
Basic – as reported	$0.30	$0.30

Basic – pro forma	$0.23	$0.03

Diluted – as reported	$0.25	$0.27

Diluted – pro forma	$0.19	$0.03

     Income Taxes. The Company utilizes the asset and liability approach in its reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Income Per Share. Basic income per common share is computed by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted income per share is computed based on weighted average number of shares outstanding increased by the effect of stock options and warrants when dilutive.

     Use of Estimates in Financial Statements. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

3. Business Combinations:

     On January 9, 2004, the Company completed its acquisition of Tomark, Inc. (“Tomark”) by merging Tomark with and into a wholly owned subsidiary of the Company. The Company paid the former stockholders of Tomark a total of $5,250,000, which consisted of $2,500,000 in cash, $250,000 in

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

promissory notes, and 270,562 shares of the Company’s common stock valued at $2,500,000. The cash portion of the purchase price was paid out of the Company’s working capital.

     The acquisition of Tomark was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of Tomark have been included in the Company’s consolidated financial statements since the date of acquisition. The purchase price was allocated to assets acquired and liabilities assumed, based on their respective estimated fair values at the date of acquisition. After determining that the value of any identifiable intangible assets was not material, the excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill in the amount of $4,728,719. In accordance with Statement of Financial Accounting Standards No. 142, the goodwill associated with this acquisition is not being amortized, but will be tested annually for impairment.

     The Company purchased Tomark to increase its existing sales and customer base in the California market, expand its product base in its existing baseball product offerings, increase the profitability of Tomark by including products sold that the Company imports or manufactures, and consolidate administrative tasks. The consideration given to the stockholders of Tomark was agreed upon after the Company determined the potential impact on future earnings of the integrated companies.

     On April 1, 2004, the Company completed its acquisition of substantially all of the operating assets of Kesslers Sport Shop, Inc. d/b/a Kesslers Team Sports, Inc., an Indiana corporation (“Kesslers”). Under the terms of the purchase agreement, the Company paid Kesslers $13,750,000 for substantially all of its operating assets. The payment consisted of $6,500,000 in cash and 906,250 shares of Collegiate Pacific’s common stock (the “Shares”) valued at $7,250,000. The Company also paid certain liabilities of Kesslers at closing in the approximate amount of $4,700,000 and assumed certain other specified liabilities of Kesslers related to the acquired operating assets. The Company also agreed to register all of the Shares for resale with the Securities and Exchange Commission. The registration statement has been filed and was effective on August 20, 2004. Additionally, so long as Kesslers and its stockholders comply with the applicable provisions of the purchase agreement, the Company is required to either (a) repurchase from Kesslers or its stockholders, as the case may be, for cash any of the Shares that have not been sold by Kesslers prior to the second anniversary of the effective date of the registration statement (August 20, 2006) covering the Shares for a per share price of $8.00 (the same per share price used to determine the number of Shares issued at closing) or (b) if all of the Shares have been sold as of the second anniversary of the effective date of the registration statement covering the Shares, pay Kesslers an amount in cash equal to the difference between $7,250,000 and the total sales proceeds received by Kesslers from the sale of the Shares.

     The acquisition of substantially all of the assets of Kesslers was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of Kesslers have been included in the Company’s consolidated financial statements since the date of acquisition. Assets acquired included a contractual backlog intangible asset in the amount of $210,000, which is being amortized on a straight-line basis over its estimated useful life of nine months. The purchase price was allocated to assets acquired, which included the identified intangible asset, and liabilities assumed, based on their respective estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill in the amount of $12,029,894. In accordance with Statement of Financial Accounting Standards No. 142, the goodwill associated with this acquisition is not being amortized, but will be tested annually for impairment.

     The Company purchased Kesslers after considering the historic levels of earnings achieved by Kesslers, the impact the Kesslers sales force could have on future earnings of the Company by increasing the sales volume of products that the Company imports and manufacturers, and the increase to the

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

combined customer base by cross selling products to each other’s customers. The consideration given to the stockholders of Kesslers was agreed upon after the Company determined the potential impact on future earnings of the integrated companies.

     Since the Company purchased the stock of Tomark, none of the goodwill will be deductible for tax purposes. The goodwill related to the acquisition of Kesslers is fully deductible for tax purposes over a 15-year period.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed related to these acquisitions completed during fiscal 2004:

Current Assets	$11,510,156
Property and equipment	315,706
Other assets	71,171
Intangible assets	210,000
Goodwill	16,758,613

Total assets acquired	$28,865,646

Current liabilities	$4,016,749
Non-current liabilities	4,698,001

Total liabilities assumed	$8,714,750

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

     The following presents the unaudited pro forma results for the Company for the years ended June 30, 2004 and 2003, as if the acquisitions of Tomark, Inc. and Kesslers Sports Shop, Inc. had been consummated at the beginning of each of the periods presented. The pro forma results are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

	2004	2003
	(unaudited pro forma)
Net sales	$69,057,008	$56,720,665
Net income	$2,691,071	$1,988,852
Net income per share common stock:
Basic	$0.43	$0.37

Diluted	$0.36	$0.34

4. Inventories:

     Inventories consisted of the following:

	2004	2003
Raw materials	$457,337	$310,871
Work in progress	115,223	83,229
Finished goods	8,641,503	3,297,515

Inventories	$9,214,063	$3,691,615

5. Property and Equipment:

     Property and equipment consisted of the following:

	Estimated
	Useful Lives
	(Years)	2004	2003
Office equipment	4 - 7	$535,093	$266,287
Fixtures and equipment	3 - 7	614,920	529,916
Manufacturing equipment	5 - 10	452,038	374,057
Vehicles	7	99,548	—

Total property and equipment		1,701,599	1,170,260
Less: accumulated depreciation		(870,394)	(629,205)

Property and equipment, net		$831,205	$541,055

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

6. Intangible Assets:

     Intangible assets consisted of the following:

	2004		2003
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
Amortizable intangible assets	Value	Amortization	Value	Amortization
License Agreements	$235,429	$145,938	$235,429	$118,915
Trademarks	330,642	130,133	330,642	108,090
Contractual Backlog	210,000	70,167	—	—

Total amortizable intangible assets	$776,071	$346,238	$566,071	$227,005

Intangible assets not subject to amortization
Goodwill	$17,308,487	$—	$544,375	$—

     Amortization expense related to intangible assets totaled $119,233 and $58,300 during the years ended June 30, 2004 and 2003, respectively. The aggregate estimated amortization expense for intangible assets for each of the fiscal years ending June 30 is as follows:

Year Ending June 30,
2005	$188,899
2006	32,171
2007	31,146
2008	31,146
2009	31,146
Thereafter	115,325

Total	$429,833

7. Line of Credit and Notes Payable:

     On April 28, 2004, the Company and Merrill Lynch Business Financial Service Inc., agreed to amend the terms of the Company’s existing revolving line of credit (the “Credit Facility”) by increasing the Credit Facility from $5.0 million to $12.0 million and extending the term of the facility to December 31, 2005. The Credit Facility is secured by all of the Company’s assets. Borrowings under the Credit Facility bear interest at the rate of 2.25% plus the one-month LIBOR rate (1.35% at June 30, 2004). The Credit Facility permits the Company to borrow up to 80% of its eligible accounts receivable and 50% of its eligible inventory, but not to exceed $12.0 million in total borrowings. As of June 30, 2004, there was no balance outstanding under the Credit Facility, leaving the Company with approximately $12.0 million of availability under the terms of the borrowing base formula of the Credit Facility. The Credit Facility

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

contains customary covenants and the Company must maintain certain financial ratios pertaining to its fixed charges and total debt to (a) total net worth and (b) earnings before interest, taxes, depreciation and amortization. The Company entered into an amendment to the Credit Facility in August 2004 to clarify the calculations of its financial ratios after taking into account the Company’s recent acquisitions. The Company is currently in compliance with all financial covenants.

     On January 9, 2004, the Company issued promissory notes to the two former stockholders of Tomark in the aggregate amount of $250,000. Payments of principal and interest are paid monthly and interest accrues at the rate of 3% per annum on the unpaid principal amount of the notes. The notes expire on December 31, 2005. Payments due in fiscal 2005 and 2006 are $124,800 and $73,200, respectively

8. Federal Income Taxes:

     The temporary differences that give rise to the deferred tax assets or liabilities are as follows:

	2004	2003
Deferred tax assets attributed to:
Accounts receivable	$77,439	$44,821
Inventories	36,011	26,236
Net operating loss carryforward	147,664	361,842
Compensation accruals	29,464	—
Intangible assets	7,039	—
Other	8,256	2,379

Total deferred tax assets	305,873	435,278
Deferred tax liabilities attributed to:
Property and equipment	(55,647)	(25,491)
Intangible assets	—	(2,970)

Total deferred tax liabilities	(55,647)	(28,461)

Net deferred taxes	$250,226	$406,817

     Based on the Company’s operating results and projections of future taxable income, the Company believes that it will realize its deferred tax assets, and accordingly, has not established a valuation allowance on its net deferred tax assets.

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

     Deferred tax assets and liabilities included in the balance sheet are as follows:

	2004	2003
Current deferred tax asset	$149,414	$102,171
Non-current deferred tax asset	100,812	304,646

Balance at end of period	$250,226	$406,817

     The provision for income taxes consists of the following:

	2004	2003
Federal
Current	$1,213,918	$40,080
Deferred	(143,019)	(373,832)
State
Current	264,603	17,105
Deferred	(27,135)	(32,985)

Total provision for income taxes	$1,308,367	$(349,632)

     Following is a reconciliation of income taxes at the Federal statutory rate to income tax expense:

	2004	2003
Tax expense at the Federal statutory rate	$1,085,300	$307,433
Change in valuation allowance	—	(419,920)
Increase in available net operating loss carry-forwards	—	(259,237)
State income taxes, net of federal benefit	210,848	17,105
Other	12,219	4,987

Income tax expense (benefit)	$1,308,367	$(349,632)

     At June 30, 2004, the Company had net operating loss carry-forwards, which related to pre-1998 operations of the former Drug Screening Systems, Inc. (“DSSI”), the predecessor to the Company. Because of the ownership change rules of the Internal Revenue Code (the “Code”), the Company’s ability to use the DSSI net operating loss carryforwards is limited to approximately $78 thousand annually, in accordance with the provisions of the Code, and expire in 2011.

9. Related Party Transactions:

     During the fiscal year ended June 30, 2003, the Company paid the majority stockholder of the Company approximately $5,000 in interest on notes payable assumed in conjunction with the purchase of Kesmil Manufacturing. The Company repaid the note payable in the amount of approximately $353,000 to the majority stockholder in full in August 2002.

     During fiscal 2004, the Company paid approximately $34,200 in rent for the facility located in Richmond, Indiana. This location is owned by RPD Services, Inc., an Indiana corporation f/k/a Kesslers Sport Shop, Inc., from which we acquired substantially all of its operating assets in April 2004. RPD Services, Inc. is owned by Bob Dickman, Phil Dickman and Dan Dickman, all of whom are employed by our wholly owned subsidiary, Kesslers Team Sports, Inc. The lease term for the facility expires in March 2009.

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

10. Stock Options and Warrants:

     On December 11, 1998, the Company’s stockholders approved a stock option plan, (the “1998 Collegiate Pacific Inc. Stock Option Plan”). This plan authorized the Company’s Board of Directors to grant employees, directors and consultants of the Company up to an aggregate of 400,000 shares of the Company’s common stock, $0.01 par value per share. The options vest in full upon the employee’s one-year anniversary date of employment with the Company or the award date if the employee has been employed for at least one year on the grant date. The number of shares available under the 1998 Collegiate Pacific Inc. Stock Option Plan was increased to 1,000,000 upon approval by the Company’s stockholders on March 20, 2001, and increased to 1,500,000 upon approval by the Company’s stockholders on January 15, 2004.

     A summary of the Company’s stock option activity for the fiscal years ended June 30, 2004 and 2003 is as follows:

		Weighted
		Average
	Options	Exercise Price
Outstanding at July 1, 2002	498,200	$5.16
Granted	292,200	5.46
Exercised	(7,500)	4.86
Forfeited or cancelled	(10,000)	7.57

Outstanding at June 30, 2003	772,900	5.25
Granted	300,000	9.31
Exercised	(213,800)	4.49
Forfeited or cancelled	(1,000)	6.08

Outstanding at June 30, 2004	858,100	$6.85

Exercisable at June 30, 2003	769,900	$5.24

Exercisable at June 30, 2004	683,100	$6.21

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

     The Company utilized the following assumptions in calculating the estimated fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants:

	2004	2003
Expected volatility	33%	100%
Risk-free interest rate	3.58%	3.10%
Dividend yield	1.5%	2.0%
Expected lives	5 years	5 years

     The weighted average fair value of options granted in fiscal 2004 and 2003 was $2.84 and $3.80 per share, respectively.

     The following table summarizes additional information about stock options at June 30, 2004:

	Outstanding			Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
		Life	Exercise		Exercise
Exercise price	Shares	(In Years)	Price	Shares	Price
$3.88 - $4.81	146,100	6.8	$3.90	146,100	$3.90
$4.90 - $6.13	380,500	7.6	$5.84	380,500	$5.84
$9.38	31,500	4.7	$9.38	31,500	$9.38
$9.05 - $9.48	300,000	9.8	$9.31	125,000	$9.23

	858,100			683,100

     In August 2004, employees of Dixie Sporting Goods Co. Inc., and other employees and directors of the Company, were issued 180,300 stock options at exercise prices ranging from $8.73 to $9.25, leaving 224,300 options for issuance under the plan.

     On April 14, 2004, the Company announced its Board of Directors had unanimously authorized the Company to call for cancellation effective as of May 21, 2004, all outstanding warrants. On May 26, 2000, each record holder of our common stock received a special dividend from the Company of one warrant for each share of common stock owned by the record holder. The Company issued the warrants pursuant to a warrant agreement between the Company and Continental Stock Transfer and Trust Company, Inc. Each warrant entitled the holder to purchase from the Company, for cash, one share of common stock at $5.00 per share. The total number of warrants issued was 4,244,607. Of the warrants that were originally issued, 4,199,599 were exercised and 45,008 were cancelled, which required the Company to pay those former holders a total of approximately $2,250 upon cancellation.

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

11. Leases:

     The Company leases office and warehouse facilities located in Dallas, Texas, Corona, California and Richmond, Indiana, under the terms of operating leases, which expire at various dates through 2009. The Company also leases small sales offices or storage areas in the following locations: Cleveland and Columbus, Ohio; Gulfport, Mississippi; Crown Point, Fort Wayne, Indianapolis, KoKomo, and Portland, Indiana; Knoxville and Memphis, Tennessee; Little Rock, Arkansas; Norcross and Woodstock, Georgia; Springfield, Illinois; and Tulsa, Oklahoma. These leases expire at various dates through 2008. Rent expense was approximately $581,277 for the fiscal year ended June 30, 2004, and $339,000 for the fiscal year ended June 30, 2003.

     Future minimum lease commitments on all operating leases with terms in excess of one year are as follows:

Year Ending June 30,
2005	$823,265
2006	699,614
2007	642,062
2008	346,696
2009	102,600
Thereafter	—

Total minimum future lease payments	$2,614,237

12. Income Per Share:

     Summarized basic and diluted income per common share for the years ended June 30, 2004 and 2003 are as follows:

	2004			2003
	Net		Per Share	Net		Per Share
	Income	Shares	Amount	Income	Shares	Amount
Basic income per share	$1,883,692	6,324,950	$0.30	$1,253,849	4,225,784	$0.30
Effect of dilutive options and Warrants	—	1,246,960	(0.05)	—	443,790	(0.03)

Diluted income per share	$1,883,692	7,571,910	$0.25	$1,253,849	4,669,574	$0.27

     For the fiscal years ended June 30, 2004 and 2003, stock options and warrants covering 866,780 and 274,875 shares, respectively, were excluded in the computations of diluted income per share because their effect was antidilutive.

13. Subsequent Events:

     In July 2004, the first month of fiscal 2005, the Company completed the acquisition of Dixie Sporting Goods Co., Inc. (“Dixie”) in exchange for cash, notes and shares of the Company’s common

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003

stock. Dixie, a privately held company founded in 1965, is one of the nation’s largest team dealers of sporting goods and related equipment. The Company acquired all of the outstanding shares of Dixie’s common stock in exchange for 148,662 shares of the Company’s common stock valued at $1.5 million, a cash payment of $4.0 million, $0.5 million of notes and up to an additional $1.0 million in the form of an earnout if the net income of Dixie exceeds certain target levels in the 17 month period ending December 31, 2005, resulting in a total purchase price of approximately $7.0 million (excluding transaction costs). The Company’s wholly owned subsidiary, Dixie Sporting Goods Co., Inc., employs the two former Dixie shareholders. The results of operations of Dixie have not been included in the Company’s consolidated financial statements for the fiscal year ended June 30, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Dixie Sporting Goods Co., Inc.

We have audited the accompanying consolidated balance sheet of Dixie Sporting Goods Co., Inc. (the “Company”) as of December 31, 2003, and the related statement of income, changes in stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dixie Sporting Goods Co., Inc. as of December 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas
September 27, 2004

DIXIE SPORTING GOODS CO., INC.
BALANCE SHEETS
As of June 30, 2004 and December 31, 2003

	June 30,	December 31,
	2004	2003
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$512,709	$643,443
Accounts receivable, net of allowance for doubtful accounts of $125,997 and $85,743, respectively	3,156,051	2,901,298
Inventories	1,732,892	1,176,833
Other receivables	114,482	17,786
Prepaid expenses and other current assets	23,946	30,843

Total current assets	5,540,080	4,770,203
PROPERTY AND EQUIPMENT – AT COST:
Property and equipment	1,266,894	1,217,164
Accumulated depreciation	(965,431)	(923,013)

Property and equipment, net	301,463	294,151
OTHER ASSETS:	36,893	36,835

Total assets	$5,878,436	$5,101,189

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,388,390	$1,058,443
Accrued liabilities	182,152	359,265
Income taxes payable	—	—
Current portion of long-term debt	—	100,000

Total current liabilities	2,570,542	1,517,708
LONG-TERM DEBT, less current maturities:	—	191,667
COMMITMENTS AND CONTINGENCIES:	—	—
STOCKHOLDERS’ EQUITY:
Common stock – par value $100 per share
Class A (voting) – 50 shares authorized, issued and outstanding	5,000	5,000
Class B (nonvoting) – 450 shares authorized, issued and outstanding	45,000	45,000
Additional paid-in capital	193,698	193,698
Retained earnings	3,064,196	3,148,116

Total stockholders’ equity	3,307,894	3,391,814

Total liabilities and stockholders’ equity	$5,878,436	$5,101,189

The accompanying notes are an integral part of these financial statements.

DIXIE SPORTING GOODS CO., INC.
STATEMENTS OF INCOME
For the years ended June 30, 2004 and December 31, 2003

	June 30,	December 31,
	2004	2003
	(unaudited)
Net sales	$18,984,367	$18,600,386
Cost of sales	13,246,604	13,075,738

Gross profit	5,737,763	5,524,648
Selling, general, and administrative expenses	5,028,317	4,869,217

Operating income	709,446	655,431
Other income (expense):
Interest expense	(12,014)	(18,515)
Finance charges	49,091	37,549
Interest and dividend income	17,917	18,447
Other income	73,252	69,308

Net income	$837,692	$762,220

The accompanying notes are an integral part of these financial statements.

DIXIE SPORTING GOODS CO., INC.
STATEMENT OF STOCKHOLDERS’ EQUITY
For the year ended December 31, 2003

				Accumulated
	Common Stock		Additional paid-in	other comprehensive	Retained
	Class A	Class B	capital	income(loss)	earnings	Total
Balances at January 1, 2003	$5,000	$45,000	$193,698	$52,625	$2,507,656	$2,803,979
Distributions to stockholders	—	—	—	—	(121,760)	(121,760)
Comprehensive income:
Net income	—	—	—	—	762,220	762,220
Minimum pension liability adjustment	—	—	—	(52,625)	—	(52,625)

Total comprehensive income:						709,595

Balances at December 31, 2003	$5,000	$45,000	$193,698	$—	$3,148,116	$3,391,814

The accompanying notes are an integral part of this financial statement.

DIXIE SPORTING GOODS CO., INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$762,220
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	101,881
Provision for doubtful accounts	118,020
Gain on sale of property and equipment	(1,525)
Decrease in cash value of life insurance	2,804
Changes in operating assets and liabilities
Accounts receivable	(467,536)
Other receivables	6,775
Inventories	132,950
Prepaid expenses and other current assets	4,921
Security deposits	(68)
Accounts payable	22,877
Accrued liabilities	(139,552)

Net cash provided by operating activities	543,767
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(82,069)
Proceeds from sale of property and equipment	1,525

Net cash used in investing activities	(80,544)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable	(100,000)
Distributions to stockholders	(121,760)

Net cash used in financing activities	(221,760)

Net increase in cash and cash equivalents	241,463
Cash and cash equivalents, beginning of year	401,980

Cash and cash equivalents, end of year	$643,443

Supplemental cash flow disclosures:
Cash paid for interest	$18,515

Non-cash transactions:
Other comprehensive income adjustment:
Minimum pension liability	$52,625

The accompanying notes are an integral part of this financial statement.

DIXIE SPORTING GOODS CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

(1)	GENERAL AND BACKGROUND

     Dixie Sporting Goods Co., Inc. (the “Company”) is a Virginia corporation engaged in the distribution and sale of team sporting goods to schools, colleges and other organizations throughout the mid-Atlantic United States. The Company has locations in Virginia and North Carolina.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in Financial Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

     The majority of the Company’s accounts receivable are due from customers in the educational and team sports market. Credit is extended based on evaluation of a customer’s financial condition and collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

     Changes in the Company’s allowance for doubtful accounts for the year ended December 31, 2003 are as follows:

2003
Beginning balance	$62,137
Provision for doubtful accounts	118,020
Accounts written off, net of recoveries	(94,414)

Ending balance	$85,743

DIXIE SPORTING GOODS CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

     No individual customer had a balance greater than or equal to 10% of the accounts receivable balance at December 31, 2003.

Inventories

     Inventories are comprised principally of team sporting goods available for sale, which are valued at the lower of cost (moving average) or market. Discontinued, obsolete soiled or damaged inventories are written off as necessary.

Property and Equipment

     Property and equipment are stated at cost and are depreciated using the accelerated and straight-line methods over the following estimated useful lives of the respective assets:

Estimated
Assets	Useful Life
Leasehold improvements	5 – 39 years
Furniture and equipment	3 – 7 years
Transportation equipment	5 years
Website software	3 years

Revenue Recognition

     Revenue from product sales is recognized upon shipment.

Shipping and Handling Costs

     Amounts billed to customers related to shipping and handling costs are recognized as revenue. Freight charges are included in the cost of goods sold.

Advertising Expense

     The cost of advertising is expensed as incurred. The Company incurred approximately $164,208 in advertising costs during the year ended December 31, 2003.

Income Taxes and Distributions

     The Company elected S-corporation status effective January 1, 1999. Income and losses after that date are included in the personal income tax returns of the stockholders. Accordingly, the Company generally does not incur additional income tax obligations. During 2003, the Company made distributions to the stockholders principally to pay the tax obligations on the Company’s earnings.

DIXIE SPORTING GOODS CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

(3)	PROPERTY AND EQUIPMENT

     At December 31, 2003, property and equipment consisted of the following:

2003
Furniture and equipment	$795,912
Leasehold improvements	306,550
Transportation equipment	69,785
Website software	44,917

Total property and equipment	1,217,164
Less: accumulated depreciation	(923,013)

Property, buildings and equipment, net	$294,151

(4)	ACCRUED LIABILITIES

     At December 31, 2003, accrued liabilities consisted of the following:

2003
Accrued wages payable	$155,740
Customer deposits	66,399
Other	137,126

Accrued liabilities	$359,265

(5)	LINE OF CREDIT

     The Company has a $1,000,000 line of credit with a commercial bank, which expired in June 2004. There were no amounts outstanding at December 31, 2003. Interest is at the LIBOR Market Index Rate plus 2.05%. The loan is secured by accounts receivable, inventories and fixed assets. After June 2004, any working capital requirements of the Company will be provided by Collegiate Pacific Inc., the owner of all of the Company’s capital stock (see Note 14).

(6)	LONG-TERM DEBT

     At December 31, 2003, long-term debt consisted of the following:

2003
Installment note payable due in monthly payments of $8,333 plus interest at the LIBOR Market Rate plus 1.80% (2.92% at December 31, 2003), secured by accounts receivable, inventories inventories and fixed assets. The note matures in November 2006 and was paid in full in June 2004.	$291,667
Less: current portion of long-term debt	(100,000)

Long-term debt	$191,667

DIXIE SPORTING GOODS CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

(7)	LEASES

     The Company leases facilities used as office space and sales outlets under operating lease agreements. Lease terms range from 2 to 15 years with renewal options for additional periods. Contingent rentals are based on percentages of sales at certain locations in excess of specified minimums. The following are minimum future lease payments under noncancellable operating leases with initial and remaining lease terms in excess of one year or more as of December 31, 2003:

Year ending December 31,
2004	$243,421
2005	84,837
2006	43,505
2007	43,867
Thereafter	4,903

Subtotal	420,533
Less: sublease income	(24,133)

Total minimum future lease payments	$396,400

     Rent expense under operating leases for the year ended December 31, 2003, was approximately $326,555.

(8)	CONTINGENT LIABILITIES

     In February 2004, the Company was named as a co-defendant in an action styled Edwin Dean Spruill, Jr. v. Jugs, Inc. and Dixie Sporting Goods Co., Inc., civil action no. L04-361, which, at the request of the Company, was recently transferred to the Circuit Court for the City of Virginia Beach, Virginia. This lawsuit seeks damages of $5,000,000 for damages suffered by the plaintiff while using a pitching machine manufactured by Jugs, Inc. and sold to the plaintiff’s employer by the Company. The Company maintains primary and excess insurance coverage for the claim in the amount of $3,000,000. The parties are currently engaged in discovery and the Company intends to vigorously defend the claim. Management does not expect the final outcome to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(9)	RELATED PARTY TRANSACTIONS

     During the year ended December 31, 2003, the Company made distributions to stockholders in the amount of $121,760.

(10)	401(k) PROFIT SHARING PLAN

     The Company has a contributory 401(k) and profit sharing retirement plan (the “Plan”) for all employees who have completed one year of service and have attained the age of 21. At its discretion,

DIXIE SPORTING GOODS CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

the Company may make discretionary, non-elective contributions to the Plan. Participants may contribute to the Plan up to the maximum annual amount allowed by the Internal Revenue Service.

     The Company’s matching contributions were approximately $50,633 for 2003.

(11)	DEFINED BENEFIT PENSION PLAN

     During 1999 and 2000, the Company acquired 100% of the common stock of Bocock-Stroud Company, Inc. (“Bocock”) and merged with Dixie Sporting Goods Co. Inc. being the surviving entity. Bocock had a frozen non-contributory defined benefit pension plan covering substantially all of its regular full-time employees who were employed at the time the benefits were frozen. Pension benefits are based on the employees’ compensation during the years prior to December 31, 1978. During 2003, the Company elected to terminate the plan and made the necessary filings with the Internal Revenue Service. In addition, the Company contributed $72,161 to the plan to fully fund the Company’s share of the plan obligation.

(12)	BUSINESS AND CREDIT CONCENTRATIONS

     There were no purchases from a single supplier which exceeded 10% of total purchases during the year.

     Substantially all of the Company’s sales are to schools, colleges and other organizations throughout Virginia and North Carolina. Therefore, the Company has credit risk related to credit granted for sales to these customers. Consequently, the Company’s ability to collect the amounts due from customers is affected by economic fluctuations within the sporting goods industry. No customer represented more than 10% of total sales during the year.

(13)	FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company’s financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and debt. Because of their short maturities, the carrying amount of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term bank debt approximates fair value. The carrying value of long-term debt approximates fair value because it is based on floating rates or is based on market rates available to the Company for debt with similar terms and maturities.

(14)	SUBSEQUENT EVENTS

     On July 26, 2004, the Company completed a merger with Collegiate Pacific, Inc. (“Collegiate Pacific”). Collegiate Pacific acquired all of the outstanding shares of the Company’s common stock in exchange for 148,662 shares of Collegiate Pacific common stock valued at $1.5 million, a cash payment of $4.0 million, $0.5 million of notes and up to an additional $1.0 million in the form of a cash earnout if the Company’s net income exceeds certain target levels in the 17 month period ending December 31, 2005, resulting in a total purchase price of approximately $7.0 million.

COLLEGIATE PACIFIC, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
BALANCE SHEET
As of June 30, 2004

	Collegiate		Pro Forma		Pro Forma
	Pacific	Dixie	Adjustments		Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,473,145	$512,709	$(3,900,000	)(a)	$4,085,854
Accounts receivable, net	10,683,860	3,156,051	(14,992	)(b)	13,824,919
Inventories, net	9,214,063	1,732,892	—		10,946,955
Current portion of deferred income taxes	149,414	—	—		149,414
Prepaid expenses and other current assets	496,912	138,428	(1,797	)(a)	633,543

Total current assets	28,017,394	5,540,080	(3,916,789)		29,640,685
PROPERTY AND EQUIPMENT:
Property and equipment, net	831,205	301,463	—		1,132,668
OTHER ASSETS:
Intangible assets	429,833	—	—		429,833
Goodwill	17,308,487	—	2,842,106	(a)	20,150,593
Deferred income taxes	100,812	—	—		100,812
Other assets, net	259,012	36,893	—		295,905

Total assets	$46,946,743	$5,878,436	$(1,074,683)		$51,750,496

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,983,603	$2,388,390	$(14,992	)(b)	$7,357,001
Accrued liabilities	1,283,553	182,152	248,203	(a)	1,713,908
Dividends payable	247,128	—	—		247,128
Income taxes payable	700,850	—	335,077	(c)	1,035,927
Current portion of long-term debt	124,800	—	—		124,800

Total current liabilities	7,339,934	2,570,542	568,288		10,478,764
REDEEMABLE COMMON STOCK:	7,250,000	—	—		7,250,000
LONG-TERM DEBT:	73,200	—	500,000	(a)	573,200
STOCKHOLDERS’ EQUITY:
Common stock	98,842	50,000	(48,513	)(a)	100,329
Additional paid-in capital	31,469,423	193,698	1,304,815	(a)	32,967,936
Treasury stock	(657,451)	—	—		(657,451)
Retained earnings	1,372,795	3,064,196	(3,399,273	)(a)	1,037,718

Total stockholders’ equity	32,283,609	3,307,894	(2,142,971	)(c)	33,448,532

Total liabilities and stockholders’ equity	$46,946,743	$5,878,436	$(1,074,683)		$51,750,496

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet.

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
BALANCE SHEET
As of June 30, 2004

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2004 consists of the following information:

1.	The audited historical consolidated balance sheet of Collegiate Pacific Inc. and Subsidiaries as of June 30, 2004, as reported in the Company’s Form 10-KSB for the fiscal year ended June 30, 2004.

2.	The unaudited historical balance sheet of Dixie Sporting Goods Co., Inc. as of June 30, 2004.

3.	Pro forma adjustments.

PRO FORMA ADJUSTMENTS:

(a)	Represents the adjustments to give effect to Collegiate Pacific’s acquisition of Dixie Sporting Goods Co., Inc. using the purchase method of accounting as if the acquisition had occurred on June 30, 2004. A summary of the adjustments is as follows:

Purchase price:
Cash, including $100,000 cash holdback	$4,000,000
Common stock: 148,662 shares of common stock, $10.09 per share stated value	1,500,000
Notes payable	500,000
Acquisition expenses	150,000

Total purchase price	$6,150,000

Allocation of purchase price based on fair values of assets and liabilities acquired:
Current assets, including cash, accounts receivable and inventories	$5,540,080
Furniture and equipment and other assets	338,356
Intangible asset- Goodwill	2,842,106
Current liabilities, including accounts payable and accrued expenses	(2,570,542)

Fair market value of assets and liabilities acquired	$6,150,000

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
BALANCE SHEET
For the year ended June 30, 2004

(b)	The pro forma adjustment for elimination of intercompany accounts receivable and payable balances as of June 30, 2004.

(c)	This pro forma adjustment is to reflect the expected rate for income taxes. Historically, Dixie Sporting Goods Co., Inc. was an S-corporation and did not pay income taxes.

COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF INCOME
For the year ended June 30, 2004

	Collegiate		Pro Forma		Pro Forma
	Pacific	Dixie	Adjustments		Consolidated
Net sales	$39,561,521	$18,984,367	$(106,699	)(a)	$58,439,189
Cost of sales	25,372,325	13,246,604	(106,699	)(a)	38,512,230

Gross profit	14,189,196	5,737,763	—		19,926,959
Selling, general, and administrative expenses	10,866,254	5,028,317	—		15,894,571
Amortization expense	119,232	—	—		119,232

Operating profit	3,203,710	709,446	—		3,913,156
Other income (expense):
Interest expense	(52,415)	(12,014)	—		(64,429)
Interest income	22,388	17,917	—		140,305
Other	18,376	122,343	—		140,719

Total other expense	(11,651)	128,246	—		116,595

Income before income taxes	3,192,059	837,692	—		4,029,751
Provision for income tax	1,308,367	—	335,077	(b)	1,643,444

Net Income	$1,883,692	$837,692	$(335,077)		$2,386,307

Weighted average number of shares outstanding:
Basic	6,324,950		148,662		6,473,612

Diluted	7,571,910		148,662		7,720,572

Net income per share common stock — basic	$0.30				$0.37

Net income per share common stock — diluted	$0.25				$0.31

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Earnings.

COLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF INCOME
For the year ended June 30, 2004

The unaudited pro forma condensed consolidated statement of earnings for the fiscal year ended June 30, 2004, consists of the following information:

1.	The audited historical consolidated statement of earnings for Collegiate Pacific Inc. and Subsidiaries for the fiscal year ended June 30, 2004, as reported in the Company’s Form 10-KSB for the fiscal year ended June 30, 2004.

2.	The unaudited historical statement of earnings for Dixie Sporting Goods Co., Inc. for the twelve months ended June 30, 2004.

3.	Pro forma adjustments.

PRO FORMA ADJUSTMENTS:

(a)	This pro forma adjustment is to eliminate intercompany sales and cost of sales during the twelve months ended June 30, 2004.

(b)	This pro forma adjustment is to reflect the expected rate for income taxes. Historically, Dixie Sporting Goods Co., Inc. was an S-corporation and did not pay income taxes.

COLEGIATE PACIFIC INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF INCOME
For the year ended June 30, 2004

The following is a reconciliation of the income statement for the year ended December 31, 2003 to the pro-forma income statement for the year ended June 30, 2004:

	Six Months	Twelve Months	Six Months	Twelve Months
	Ended	Ended	Ended	Ended
	June 30,	December 31,	June 30,	June 30,
	2004	2003	2003	2004
	(unaudited)		(unaudited)	(unaudited)
Net sales	$8,581,598	$18,600,386	$(8,197,617)	$18,984,367
Cost of sales	5,932,063	13,075,738	(5,761,197)	13,246,604

Gross profit	2,649,535	5,524,648	(2,436,420)	5,737,763
Selling, general, and administrative expenses	2,590,967	4,869,217	(2,431,867)	5,028,317

Operating income	58,568	655,431	(4,553)	709,446
Other income (expense):
Interest expense	(3,825)	(18,515)	10,326	(12,014)
Finance charges	31,212	37,549	(19,670)	49,091
Interest and dividend income	16,444	18,447	(16,974)	17,917
Other income	32,966	69,308	(29,022)	73,252

Net income	$135,365	$762,220	$(59,893)	$837,692

PART II

ITEM 27. EXHIBITS

     The Exhibits to this Registration Statement are listed in the Index to Exhibits of this Registration Statement, which Index is incorporated herein by reference.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on November 3, 2004.

COLLEGIATE PACIFIC INC.
By:	/s/ Michael J. Blumenfeld

Michael J. Blumenfeld, Chairman, Chief Executive Officer and Director (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael J. Blumenfeld Michael J. Blumenfeld	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	November 3, 2004
* Adam Blumenfeld	President and Director	November 3, 2004
* William R. Estill	Chief Financial Officer, Secretary and Treasurer (Principal Accounting and Financial Officer)	November 3, 2004
* Arthur J. Coerver	Chief Operating Officer and Director	November 3, 2004
* Harvey Rothenberg	Vice President Marketing and Director	November 3, 2004
* Jeff Davidowitz	Director	November 3, 2004
* William H. Watkins, Jr.	Director	November 3, 2004
* Robert W. Hampton	Director	November 3, 2004

*By Power of Attorney

EXHIBIT INDEX

Exhibit
Number	Description	Location
2.1	Agreement and Plan of Merger, dated as of December 30, 2003, by and among Tomark, Inc., Collegiate Pacific Inc., BOO Merger Corp., Thomas C. White and Mark S. Harpin.	Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on January 23, 2004.

2.2	Asset Purchase Agreement, dated as of February 9, 2004, by and among Kesslers Team Sports, Inc., Collegiate Pacific Inc., BOO Acquisition Corp., Bob Dickman, Dan Dickman, Phil Dickman and Floyd Dickman.	Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on April 8, 2004.

2.3	Stock Purchase Agreement, dated as of July 23, 2004, by and among Collegiate Pacific Inc., Kenneth L. Caravati and C. Michael Caravati.	Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on August 10, 2004.

3.1	Certificate of Incorporation of the Registrant.	Exhibit 1 to the Registrant’s Registration Statement on Form 8-A filed on September 9, 1999.

3.2	By-Laws of the Registrant.	Exhibit 2 to the Registrant’s Registration Statement on Form 8-A filed on September 9, 1999.

3.3	Certificate of Amendment to Certificate of Incorporation of Collegiate Pacific Inc.	Exhibit 3.10 to the Registrant’s Registration Statement on Form SB-2 (No. 333-34294) originally filed on April 7, 2000.

4.1	Specimen Certificate of Common Stock, $0.01 par value, of Collegiate Pacific Inc.	Exhibit 3 to the Registrant’s Registration Statement on Form 8-A filed on September 9, 1999.

5.1	Option of Lidji & Dorey, A Professional Corporation.*

10.1	Loan and Security Agreement, dated November 5, 2003, by and between Collegiate Pacific Inc. and Merrill Lynch Business Financial Services Inc.	Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2003.

10.2	Amendment to Loan and Security Agreement, dated April 28, 2004, by and between Collegiate Pacific Inc. and Merrill Lynch Business Financial Services Inc.	Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004.

Exhibit
Number	Description	Location
10.3	Amended and Restated 1998 Collegiate Pacific Inc. Stock Option Plan and form of Stock Option Agreements.	Exhibit 10.3 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004.

10.4	Lease Agreement, dated July 1, 1997, by and between Collegiate Pacific Inc. and Post-Valwood, Inc.	Exhibit 10.8 to the Registrant’s Annual Report on Form 10-KSB filed for the fiscal year ended June 30, 1998.

10.5	Lease Agreement, dated April 1, 2004, by and between Collegiate Pacific Inc. and RPD Services, Inc.	Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004.

10.6	Lease Agreement, dated May 15, 2003, by and between Tomark Sports, Inc., and Commerce Street Partnership.	Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004.

10.7	Lease Agreement, dated July 6, 1994, by and between Dixie Sporting Goods Co., Inc. and E. Carlton Wilton.	Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004.

10.8	Amendment to Loan Agreement, dated August 26, 2004, by and between Collegiate Pacific Inc. and Merrill Lynch Business Financial Services Inc.	Exhibit 10.8 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004.

14	Code of Ethics.	Exhibit 14 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003.

21	Subsidiaries of Collegiate Pacific Inc.	Exhibit 21 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004.

23.1	Consent of Lidji & Dorey, A Professional Corporation (included in Exhibit 5.1).*

23.2	Consent of Grant Thornton LLP.*

24.1	Power of Attorney (included in Part II of this Registration Statement).	Exhibit 24.1 to the Registrant’s Registration Statement on Form SB-2 (No. 333-34294) dated April 7, 2000, and amended May 8, 2000.

*	Filed herewith